U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                               AMENDMENT NO. 3 to
                                   FORM 10-SB


                   General Form for Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                          HOMESEEKERS.COM, INCORPORATED
                          -----------------------------
                 (Name of Small Business Issuer in its Charter)



                  Nevada                                       87-0397464
                  ------                                       ----------
            (State or Other Jurisdiction of                 (I.R.S. Employer
            Incorporation or Organization)                 Identification No.)

         2241 Park Place, Suite E, Minden, Nevada               89423-8602
         ----------------------------------------               ----------
         (Address of Principal Executive Offices)               (Zip Code)


                                 (702) 782-2977
                                 --------------
                           (Issuer's Telephone Number)


Securities to be registered under Section 12(b) of the Act:

         Title of Each Class              Name of Each Exchange on Which
         to be so Registered              Each Class is to be Registered
         -------------------              ------------------------------

               None

Securities to be registered under Section 12(g) of the Act:



                          Common Stock, $.001 par value
                         ------------------------------
                                (Title of Class)

                                     PART I

         The Company is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community, (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in the Company's securities and (3) to comply with prerequisites for listing of the Company's securities on NASDAQ. In the event the Company's obligation to file periodic reports under the Exchange Act is suspended, the Company reserves the right to reevaluate whether to continue filing periodic reports on a voluntary basis.

DESCRIPTION OF BUSINESS

General

        HomeSeekers.com, Incorporated (the "Company") is a leading provider of online residential real estate information for use by home buyers, real estate agents, mortgage and title insurance companies. Through HomeSeekers(R) ("HomeSeekers"), the Company's proprietary Internet product available at www.homeseekers.com, or through HomeSeekers/CityNet(TM) ("HomeSeekers/CityNet"), the Company's proprietary Intranet (direct, via modem) product, users can search for a home within a specified geographical area and with desired features such as number of bedrooms and baths, security, and other added features, apply for and arrange for a mortgage and title insurance, and track the process of a closing.

         Currently, public access to residential real estate has taken many forms on the Internet. There are thousands of sites on the Internet advertising homes for sale. Brokerage chains such as Century 21, Coldwell Banker, RE/MAX, and others have developed their own web sites. Individually owned and operated franchises of these firms and individual real estate agents have also created their own Web sites. City based web sites are carrying a subset of real estate listings. However, the quality of the data presented on certain of these web sites is highly selective and not comprehensive. The Company believes that it has developed a quality database on which it can build in order to provide nationwide residential real estate information.

        The Company has entered into various strategic alliances intended to expand the Company's products and services and enhance its presence in the marketplace. The Company has also partnered with an affiliate of Century 21 Incorporated to provide real estate information to the Mexico marketplace, and jointly develop Internet and Intranet sites for real estate properties. In addition to its online services and computer software packages, the Company's Technical Services Division develops computer software applications for the real estate and mortgage banking industries.

        The Company expects to generate revenues from a number of sources including (i) advertising via HomeSeekers and HomeSeekers City/Net, (ii) sales of products and services developed through strategic alliances to which the Company is a party, and (iii) referral fees from mortgage applications and processing. See "Sales."


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
         The Company's administrative office is located at 2241 Park Place, Suite E, Minden, Nevada 89423; telephone no. (702) 782-2977. The Company also maintains its HomeSeekers office at 2745 Saturn Street, Brea, California 92621; telephone no. (714) 993-4295. The Company's fiscal year end is June 30.

Background

        Nevada Data Systems, Inc., a predecessor of the Company ("Nevada Data"), was incorporated under the laws of the State of Nevada on October 28, 1987, and in February 1989, changed its name to NDS Software. From 1987 through 1994, Nevada Data engaged in the development and marketing of Realty 2000, a proprietary software package providing real estate customer and property database information for use by realtors. In 1994, Nevada Data introduced HomeSearch 2000, an Internet search database permitting users to identify property meeting the user's specifications. HomeSearch 2000 was the precursor to the Company's HomeSeekers/CityNet product. See Products and Services", below.

         XRF Corporation, a predecessor of the Company ("XRF"), was organized under the laws of the State of Utah on January 31, 1983 under the name of Aurora Energy, Inc. From inception until 1989, XRF was involved in the portable X-ray fluorescent spectrometer business. During 1987 and 1988 XRF also provided engineering services and contract manufacturing operations. From 1989 until 1992 XRF sought out a different business to operate, and from 1992 until 1994, was involved in medical transcription correspondence training.

         In July 1994, Nevada Data merged with and into XRF, and changed its name to NDS Software, Inc. Prior to the time of the merger, XRF had disposed of its business operations and at the time of the merger was not engaged in revenue-producing activities.

        The Company was incorporated under the laws of the State of Nevada on September 28, 1994, as a wholly-owned subsidiary of XRF. On October 4, 1994, XRF merged with and into the Company. References in this Registration Statement to the "Company", include its predecessors Nevada Data and XRF. Effective July 1, 1998, the Company changed its name to HomeSeekers.com, Incorporated.

         On May 8, 1996, the Company acquired 100% of the outstanding capital stock of Visual Listings, Inc. ("VLI"), a California corporation organized in 1992. VLI developed HomeSeekers, the Company's proprietary Internet product that enables potential homebuyers to view all homes for sale in a subscribing MLS geographic area. VLI was acquired in exchange for 280,000 shares of the Company's common stock.

         On August 11, 1997, the Company acquired 100% of the outstanding capital stock of FOCUS Publications, Inc.("Focus") in exchange for 20,000 shares of the Company's common stock. Focus produces regional relocation information including economic, housing, education, entertainment and other related information of interest to businesses and individuals relocating to the area in paperback form for sale to realtors, title companies and individuals relocating in the area.

        In August 1998, the Company acquired the customer list and certain other assets of Genstar Media, a recently formed company engaged in the sale of web sites to real estate agents. Genstar Media's customer list includes approximately 1,600 web site customers. In connection with this acquisition, the Company engaged the principal officer and shareholder of Genstar Media, and certain of its other employees, as employees of the Company. The purchase price for the assets acquired was 50,000 shares of the Company's common stock.

The Industry and Market

         The real estate industry has historically distributed information on residential listings for sale to the public through real estate agents who draw on inventories of homes residing in a common data base maintained by a local Multiple Listing Service ("MLS") and controlled by a local Board of Realtors ("Boards"). Boards are volunteer organizations whose members include real estate agents and companies which provides services to its membership. These Boards often contract the majority of their operations through one of the regional providers of property listing information, including InterRealty with approximately 53% of the market, Moore Data Systems, Risco, and other smaller organizations. Typically, a real estate agent pays dues to a local Board for access to this inventory, and until now, the home buyer has had little control over which properties are presented.

         It is the Company's understanding that, in the United States, there are approximately 1.7 million listings at any one time controlled by approximately 900 MLS/Board organizations. It is estimated that these listings turn over approximately 2.4 times in the course of a year, resulting in four million homes sold in a given year at an average value of $125,000 nationwide (National Association of Realtors survey conducted on the quarter ending December 31,
1997). Management estimates that there are 70 major markets that represent approximately two-thirds of the listing inventory. In order to provide public access on a national basis, the Company believes that it will need to penetrate a significant number of these 70 markets.

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
         Additionally, management understands that in the United States, there are approximately 5 million new mortgages entered into annually in connection with the purchase of homes, and a comparable number of refinance mortgages. Typically, mortgage referral fees are 50 basis points (one basis point is 1/100 of 1%). See "Sales". Moreover, within 90 days following the purchase of a home, approximately 10% of the value of the home is often expended on ancillary purchases such as furniture, window covering, flooring, carpets, appliances, paint and wall paper and landscaping. These providers of ancillary goods and services are logical advertisers for the Company.

Business Strategy

         The Company's business strategy is to provide high quality, comprehensive, and reliable services that present to home buyers and real estate professionals a comprehensive up-to-date national database of residential real estate listings and complementary services. In order to achieve these goals, the Company will seek to enter into agreements with MLS/Boards of Realtors in 25 of the major real estate markets within the next twelve months (for a total of approximately 50 markets included in the Company's databases), and, expand the number of local, regional and national companies advertising on the HomeSeekers and HomeSeekers/CityNet databases. The Company will require additional funds to finance its growth, including hiring additional marketing, sales and support personnel to help generate additional revenues. There is no assurance that additional funding will be available to the Company on favorable terms.

         The Company believes that its primary competitive advantage is its products and services offered. The Company has a wider suite of services and products for the Realtor and for the consumer looking to purchase a home than any other single Internet site.


Products and Services

Overview


        The Company's current products and services include (i) HomeSeekers and HomeSeekers/CityNet products, (ii) Realty 2000(R) ("Realty 2000"), a software package that provides real estate customer and property database geared to real estate agents, (iii) H.S. Passport, an e-mail and productivity tool, and (iv) publishing regional demographic data magazines for real estate agents and brokers through its newly acquired Focus division. Additionally, the Company provides listing information of real estate owned by financial institutions on the Internet through its REOSeekers product. Through RealtySeekers International, Ltd., the Company also has entered into a limited liability company arrangement to provide Internet-based real estate listing information for residential and vacation properties in Mexico.


HomeSeekers-HomeSeekers/CityNet Product

         Through the Company's proprietary Internet product, HomeSeekers (available at HomeSeekers.com), and its Intranet product (direct, via modem), HomeSeekers/CityNet, the Company provides potential home buyers access to all homes for sale in a subscribing MLS geographical region. HomeSeekers and HomeSeekers/CityNet employ a sophisticated search engine with over 50 searchable fields to allow both broadly and narrowly defined searches. The systems

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



will search, find and display all listings that match a prospective buyer's criteria including, among others, a desired location within a city or state, number of bedrooms and baths, and other desired features. The Company's new feature, "Let the Listings Find You(sm)", allows users to enter their search, save it, and automatically search for updated inventory, thus increasing Company website hits.

         The systems also permit users to apply for and arrange for a mortgage and title insurance.

         In order to attain its inventory of residential listings, the Company has entered into agreements with 36 MLS/Board of Realtors representing more than 185,000 real estate agents and approximately 400,000 home listings in 25 major markets in the United States. The provisions of the 36 MLS/Board of Realtors agreements generally require the Company to pay 10% of gross revenues generated, on a quarterly basis, to the MLS for products sold to Realtors in the MLS' area. Additionally, the Company will pay a 20% one-time commission to the MLS for sales of the Company's products generated by the MLS. Initial terms are generally for three years, with annual renewal terms thereafter. A copy of the form of MLS agreement has been filed as an Exhibit to this Registration Statement.

         This approach, along with its quality/integrity control systems, allows HomeSeekers and HomeSeekers/CityNet to maintain accurate and up-to-date information available to potential home buyers, which in turn, may lead to increased advertising and usage fee revenue. See "Sales." Unlike certain of the Company's competitors who, the Company believes, update their listing approximately every ten days, the Company believes that HomeSeekers is the only web site to update its listing data on a daily basis. See "Competition." As a result, in markets shared with the Company's competition, Realtors often reference HomeSeekers as an "online" database and its competitors as "historical" databases.

         The Company also licenses its proprietary systems to MLS/Boards as an enhancement to a Board's existing MLS data systems under a three-year contract. The license agreement does not require a financial commitment from a Board, but allows the Company access to content which can be directly related to revenue generation through advertising contracts, scanning services, software manufacture and upgrading. Additionally, MLS/Boards and advertisers have access to detailed reports on web site usage, which allows the Company to provide market feedback and value-added performance measures. The Company has also developed monitoring tools to maximize server availability to better than 99.5% uptime.

         The Company has developed automated processes that allow it to include a new MLS/Board of Realtor organization as rapidly as within a few hours (if the data format is similar to the Company's) and within one to three days for those organizations with a different data format.

         Since offering HomeSeekers and HomeSeekers/CityNet, the number of homes viewed have increased from 800,000 in January 1996 to over 4,900,000 as of December 1997. Site accesses ("hits") have grown from 472,000 in January 1996 to 10,200,000 in December 1997. Presently, over 200,000 separate users access the HomeSeekers site per month, staying an average of 36 minutes and viewing in excess of 32 homes per visit. The Company currently offers multiple listing information in 27 states, Mexico and Chile.

Realty 2000

         Realty 2000, the Company's first product, is a software package targeted at real estate agents for use on personal computers (PCs). Realty 2000 has since developed into what management believes is the third largest software product for the real estate vertical market. Realty 2000 provides customer and property data bases; personal income and expense tracking; a time management system for real estate agents and staff, internal word processing; estimates of closing costs, net proceeds and annual property operating data; buyer qualification data and mortgage lead data; comparative marketing analysis; and an import option that downloads up-to-the-minute data from local or nationwide MLS services directly to the property data base. Versions of Realty 2000 have been developed by the Company to run on networks in offices, thereby permitting real estate agents to readily share their files and exchange information. Realty 2000 is currently being updated and may be incorporated in the IBM/NDS Total Solution package. Management believes that Realty 2000 will be instrumental in developing the Company's advertising and mortgage referral business.

H.S. Passport E-mail and Real Estate Agent Productivity Tool

         H.S. Passport is a proprietary e-mail and real estate agent productivity tool that provides real estate agents direct access to leads from interested home buyers. H.S. Passport enables agents to gather data relating to the market positioning of all properties, and provides each subscribing real estate agent a web page, a scanned photograph of the agent and a biography.


FOCUS Publications

         On August 11, 1997, the Company acquired 100% of the outstanding capital stock of FOCUS Publications, Inc. ("Focus"), in exchange for 20,000 shares of the Company's common stock. Focus produces regional relocation information including economic, housing, education, entertainment, employment and other relevant information of interest to persons relocating in a county in the Southern California region, in paperback form for sale to businesses and individuals relocating in the area, as well as to realtors, title companies and other organizations that in turn use the publication as an additional marketing and promotional tool. In the future, the Company anticipates that in addition to publication of the data in paperback book

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
form, it will also be digitized and added to the HomeSeekers web site to generate additional advertising and end-user revenues. Revenues from Focus are generated from advertising and book sales.


Executive Net Services

        Executive Net Services, a division of the Company, provides technical support, and on a project basis, is targeted at small to medium-based businesses. In particular, Executive Net Services provides Internet/Intranet Solutions, including designing an Internet presence; management, architecture and planning, which includes designing and assessing hardware, software, operating systems and other product needs; systems analysis and design, which includes developing a system blueprint with flexibility for future requirements; database design, network design, administration and installation, which includes providing installation and fine tuning of software solutions along with software development, testing and implementation of software. The Company's current programming staff provides the technical resources for the Executive Net Services division.


Strategic Alliances

         The Company has aligned itself with various strategic partners which are intended to expand the products and services offered by the Company, and which management believes will enhance the Company's presence in the marketplace. The following is a brief description of each of the Company's strategic alliances:

         The Company has formed a limited liability company ("LLC") with an affiliate of Century 21 Incorporated to provide real estate information in Mexico. The LLC's Operating Agreement calls for the members to develop Internet and Intranet sites for real estate properties worldwide. The Company acquired a 50% ownership interest in this LLC for a nominal financial contribution.

         In December 1997 the Company entered into an agreement with Stewart Title of California ("Stewart Title"), an affiliate of Stewart Information Services Corporation (NYSE: STC), to provide comparable home sales information through HomeSeekers(TM), making it readily accessible to the public without the need to request this information through a realtor for the first time. Until now, this information has been available only to licensed real estate professionals.

         In October 1997, Baca Landata, a wholly owned subsidiary of Stewart Title, entered into an exclusive three-year marketing alliance agreement with the Company to market HomeSeekers(TM) on behalf of the Company to Multiple Listing Services in the State of Texas. In consideration for the services performed by Baca Landata, the Company has agreed to pay Boca Landata a commission, based on sales generated.

         In January 1998, the Company and FINET Holdings, Inc. ("Finet") formed a Nevada LLC to establish a web site for consumers to view information pertaining to real estate, and to provide consumers an opportunity to pre-qualify for, apply for and close residential home loans. Finet is one of the nation's leading independent mortgage brokers and currently a sponsor in multiple locations at the Company's HomeSeeker's web site. Revenues will be generated from transaction fees resulting from the processing of loans and from advertising. The Company anticipates that this new web site will become operational in mid-1998. LLC ownership is 50% by the Company and 50% by Finet.

         In January 1998, the Company entered into a technology alliance with RE/MAX of Texas ("RE/MAX"), where the Company has created and hosts RE/MAX's Internet site "ReMax-Texas.com" for a monthly fee. RE/MAX's two thousand real estate agents throughout Texas also have access to the Company's HomeSeekers/CityNet(TM) and H.S. Passport products, and their brokers will sell advertising for the Company's HomeSeekers.com site on a commission basis. Additionally, the Company has access to RE/MAX's listing data for the HomeSeekers.com web site.

         In February 1998, the Company entered into an agreement with E-Loan, the nation's leading Internet mortgage company, to incorporate E-Loan's mortgage offerings on the Company's HomeSeekers.com Internet site. Once operational, this alliance will permit home buyers to access a loan center while viewing homes at the Company's web site.

         In March 1998, the Company entered into an agreement with Inter-City Relocation Services, Inc. ("RELO"). RELO is a nation-wide network of real estate agents who provide relocation services to individuals and companies relocating employees. The Company will pay RELO a commission for the right to market its HomeSeekers.com products to RELO's 93,000 agent members in nearly 4,000 offices across the U.S.

         In March 1998, the Company entered into a technology alliance with Better Homes and Gardens Real Estate Services ("BH&G"), pursuant to which the Company will accumulate BH&G's 120,000 nation-wide real estate listings to their Internet site and mirror this information on the Company's HomeSeekers.com web site. BH&G's 25,000 real estate agents throughout the U.S. also have access to the Company's HomeSeekers/CityNet(TM) and H.S. Passport products, and have the opportunity to advertise on the Company's HomeSeekers.com web site.

         In April 1998, the Company entered into an agreement with Southern California Multiple Listing Service ("SoCal"), to develop an Internet-based multiple listing system for a fee.

         In April 1998, the Company entered into an agreement with HomeShark, an Internet provider of discount home mortgages and home-buying advice. The Company will incorporate HomeShark's mortgage offerings onto the Company's HomeSeekers.com Internet site.

         In April 1998, the Company entered into an agreement with Michigan Multiple Listing Service ("MMLS"), to provide for a fee, software that will enable MMLS to offer a public access lead generation Intranet system. This system will be used by MMLS to generate advertising revenues based on their real estate listing data. The MMLS will use the Company's HomeSeekers/CityNet(TM), Realty 200O(R) and H.S. Passport products as their system. The Company will be compensated through software license fees.

         In May 1998 the Company entered into an agreement with DataQuick, a division of Acxiom Corporation, to link DataQuick's comparative market analysis information to the Company's HomeSeekers.com Internet site. This alliance permits home buyers to view and print a comparative market analysis of any home they view on the Company's HomeSeekers.com Internet site. These market analyses will be sold at various prices based on volume and revenues, and proceeds will be split 45% to the Company and 55% to DataQuick.

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

         In August 1998, the Company entered into a marketing agreement with Harte-Hanks Shoppers, Inc., a division of Harte-Hanks, Inc. (NYSE: HHS). Pursuant to the agreement, Harte-Hanks Shoppers, Inc. will market web pages on the Company's Internet sites. The agreement is cancelable by either party on 30 days' written notice.

Future Plans

         The Company is currently discussing an agreement with Opticom Corporation, a California corporation ("Opticom"), pursuant to which the parties contemplate that Opticom will be merged with and into the Company.

         Opticom designs and provides marketing resources to realtors and real estate boards. Included among Opticom's products and services are (i) photographing homes for inclusion in regional MLS listings, (ii) printing specialty brochures and magazines for individual realtors and realtor groups, and (iii) renting posts designed to accommodate signs advertising homes for sale, which Opticom markets to real estate brokers in conjunction with post cards, flyers, fact sheets, personal brochures and newsletters. The Company's management believes that an alliance with Opticom will enhance the Company's revenues through sharing of customer bases, as well as the introduction of a new product based upon both companies' existing photography technology. The new product will permit still photographs of a home's interior to be digitized and included in the Company's homeseekers.com Internet website, and will enable the consumer to access three dimensional views of the home's interior. For each of the two years ended December 31, 1997 and 1996, Opticom generated revenues of $2,820,086 and $2,048,939, respectively, and achieved net income (losses) of $(93,077) and $2,847, respectively.

         As currently proposed Opticom would be merged with and into the Company (the "Proposed Merger Agreement"), in consideration for which the Company will pay the holders of Opticom's outstanding common stock: $350,000 in cash, $100,000 of which has been paid; $1,000,000 in securities of the Company; and up to an additional $1,650,000, based upon the financial performance of the Opticom Division of the Company over the three years following completion of the transaction.

         It is anticipated that consummation of the transactions contemplated by the Proposed Merger Agreement will be conditioned upon the Company securing at least $3,500,000 in funding, to enable the Company to finance the merger. The Company has identified an investment banker who has agreed to use its best efforts to raise up to $5,000,000 on the Company's behalf through a private placement of the Company's preferred stock. The terms of such preferred stock have not as yet been determined. The investment banker's obligation to proceed with the proposed private placement is subject to its satisfaction with the results of its due diligence and other contingencies. In light of the contingent nature of the Proposed Merger Agreement and the Company's ability to secure the necessary funding therefore, there is no assurance that the merger contemplated by the Proposed Merger Agreement will be consummated.

Marketing

         The Company has both in-house and outside direct sales personnel that market its products directly to Boards of Realtors. The Company will use primarily two sales channels, seminars and direct sales, to market its products and generate revenues. The sales seminar channel will consist of a team to set up and present approximately 15 seminars targeted at realtors and real estate agents interested in marketing their services via the Internet each month throughout the United States. The

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intent is to market as well as to generate revenues through advertising. The direct sales channel includes promoting, marketing and selling the Company's products and services to larger real estate organizations throughout the United States.

         Additionally, the Company has signed marketing agreements with each of its major Board providers. These agreements provide MLS vendors with an introduction fee for facilitating a presentation to their respective MLS Boards. By partnering with the MLS vendor contact, the Company can reduce its sales costs and shorten its sales cycle by appealing to affiliates of MLS providers such as title companies, mortgage brokers and insurance agencies.

Sales

        The Company expects to generate revenues (i) through advertising by companies selling their services to home buyers including mortgage brokers, financial institutions, title companies, real estate agents, local retailers and services providers, and other businesses seeking exposure to a broad base of home buyers, (ii) through user fees from mortgage referrals (typically 50 basis points or 50/100 of 1%), (iii) by providing real estate agent services, such as referrals, e-mail and other services, and (iv) through the sale of products and services developed through acquisitions and strategic alliances to which the Company is a party. The Company also provides technical consulting services for which it receives fees through its NDS Technical Services division to third parties to develop industry-specific computer software applications for the real estate and mortgage banking industry as well as clients developing innovative business opportunities in other business fields on the Internet.

Trademarks, Copyrights and Proprietary Rights

         Presently, the Company has not sought patent protection for its proprietary software system, although it may apply for patents on various aspects of its programs in the future. The Company, rather, will seek to maintain its proprietary rights by trade secret protection, copyright notices, non-competition and non-disclosure agreements with its employees and, as required, with its vendors. The Company may file for further copyrights and/or patents for its software program applications and obtain patents where cost-effective and feasible. There can be no assurance that meaningful proprietary protection can be attained as a result of such filing, and any proprietary rights that the Company could choose to protect through legal action may involve substantial costs.

         The Company believes that the technology edge it currently enjoys will likely lessen over time and in order to be competitive, it must provide a high quality, continually improving, complete solution to home buyers, real estate agents and the MLS Boards. The Company believes its core technical competence of computer programming and knowledge of the real estate market will allow it to maintain a leading edge product that will have value in the marketplace. The Company obtained

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
federal trademark protection for its Realty 2000 mark in 1990 and has applied for federal trademark protection for its HomeSeekers-CityNet and HomeSeekers marks.

Competition

         The Company is engaged in a highly competitive segment of the real estate data processing industry. The Company competes or may subsequently compete, directly or indirectly, with a large number of companies which may provide various levels of services or products comparable with those provided by the Company. Many present or prospective competitors including RealSelect and Cyberhomes (a division of Moore Data Services), have Internet web sites, are, in some cases, better capitalized, more established and have greater access to resources necessary to produce a competitive advantage. Additionally, brokerage chains such as Century 21, Coldwell Banker, Re/MAX, as well as individual real estate agents, have developed their own web sites. Although the Company believes that its software systems and services may be on the leading edge of technology and can ultimately occupy an attractive market position, there can be no assurance that the Company will continue to compete effectively in its market.

Government Regulation

         The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations. Moreover, there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The enactment of any such laws or regulations in the future may slow the growth of the Internet, which could in turn decrease the demand for the Company's services and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition.

Employees

         The Company currently has 50 full-time employees, 15 of which are in administration/management, 14 are in sales and marketing, 5 are in technical support and 16 are in programming.

DESCRIPTION OF PROPERTY.

         The Company currently leases approximately 6,325 square feet of office space at its Minden, Nevada location from an unaffiliated party. Its monthly lease payments are $6,524 subject to yearly adjustments based on the Consumer Price Index for All Urban Consumers all items, U.S. City average (1982-1984). The lease term, which commenced on September 15, 1994, is for five years with an option to renew for an additional five-year term.

         The Company leases approximately 3,250 square feet of office and storage space in Brea, California for its HomeSeekers operations from an unaffiliated party. The term of the lease is three years, commencing August 21, 1996 and the monthly rental is $2,200 for the first year, $2,300 for the second year and $2,400 for the third year. The Company has a right of first refusal to purchase the building in the event that the lessor wishes to sell it.

         Focus, a division of the Company, rents 1,215 square feet of space in Orange County, California, at a monthly rate of $1,396. The term of the lease commenced on September 15, 1997 and ended on April 1, 1998. The lease continues on a month-to-month basis. The Company is currently investigating expanded facilities that will accommodate both HomeSeekers and Focus.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The following table sets forth the names, positions with the Company and ages of the executive officers and directors of the Company. Directors of the Company will be elected at the Company's annual meeting of stockholders. One half of the total number of directors are elected at each annual meeting, and, therefore, each director serves for two years or until their successors are elected and qualify. Officers are elected by the Board and their terms of office are, except to the extent governed by employment contract, at the discretion of the Board.

 Name                      Age              Position                            Director Since
 ----                      ---              --------                            --------------
Greg Johnson                 45           Chairman of the Board of Directors              1988
                                          Chief Executive
                                          Officer, Secretary,
                                          Treasurer

John Giaimo                  42           President, Chief                                1996
                                          Operating Officer
                                          Director

Douglas Swanson              53           Vice Chairman,                                  1996
                                          Executive Vice President

Scott Berry                  39           Chief Financial Officer                          N/A

Larry Ross                   46           Vice President, Marketing                        N/A


------------------
         Greg Johnson, the Company's founder, has served as the Company's Chairman of the Board since August 6, 1996, its Chief Executive Officer ("CEO"), and a Director of the Company since 1988, and its President from 1988 through August 5, 1996. Mr. Johnson has been involved in all phases of management of the Company. Mr. Johnson is a licensed real estate broker/agent in Nevada and has extensive experience in the marketing and sales of real estate.

         John Giaimo has served as the Company's President, Chief Operating Officer ("COO") and a Director since August 6, 1996. He was the President of Visual Listings, Inc. (now part of the HomeSeekers division), and since July 1990 and the Chief Executive Officer of VLI from July 1990 to August 5, 1996. Mr. Giaimo was the subject of a recent chapter 7 personal bankruptcy which became final on September 12, 1996 and involved three computer stores where he was the sole proprietor. The bankruptcy was the result of the computer stores' inability to sustain profitability and positive cash flows in order to meet the obligations of the stores and Mr. Giaimo when they became due.

         Douglas Swanson has served as Vice Chairman of the Board of Directors and Executive Vice President of the Company since October 31, 1995. His current responsibilities for the Company include serving as liaison to significant investors in the Company and implementing the HomeSeekers marketing division. Between 1990 and October 30, 1995, Mr. Swanson served as Chairman and was founder of Remington-Fox, Inc. (OTC: RFOX), a company engaged in the business of medical transcribing. Remington-Fox filed for bankruptcy protection under Chapter 11 in June 1996 and is no longer in operation. Because of personal guarantees associated with Remington-Fox, Mr. Swanson also filed for personal bankruptcy protection under Chapter 11 in June 1996.

         Scott Berry has served as Chief Financial Officer of the Company since October 1997 and is responsible for investor relations, accounting, financial planning and control. Between 1994 and October 1997, Mr. Berry served as Controller of several business including Dennis Banks Construction Company from February 1997 to October 1997, Advanced Plastic Molding, Inc. from April 1996 to January 1997, and Siller Brothers, Inc. from December 1994 to February 1996. From July 1993 to August 1994, Mr. Berry served as Vice president of Finance for Precision Resource Corporation, a software developer and computer hardware reseller. From September 1988 through June 1993, Mr. Berry was Chief Financial Officer of Lansmont Corporation, a developer and manufacturer of computer-based product and package test equipment.

         Larry Ross has served as Vice President of Marketing since September 1997. From May 1989 to May 1996, Mr. Ross served as the Regional Director/Chief Operating Officer for Century 21 Region V, which comprises the eastern half of Los Angeles County, Riverside County and San Bernardino County, California, one of the top five regions of 45 nationwide that are consistently ranked first in "per office" productivity, where he was responsible for 185 offices with 7,000 real estate agents and managed a corporate staff of 35. Between 1990 and 1992, he served as Regional Director Representative to the National Advertising Fund committee which helped set direction for the Century 21 advertising fund of $40 million. Additionally, from 1993 to 1994, he was one of three Regional Directors appointed to serve on the President's National Top Brokers Task Force which contributed input to the Chief Executive Officer of Century 21.

         There are no family relationships among any of the executive officers or directors.

         The Company's officers are elected bi-annually by the Company's Board of Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at Board of Directors meetings, but receive no set fees or benefits as directors, although a director may receive certain options upon acceptance of the position as a director of the Company. See "Remuneration of Directors and Officers."

REMUNERATION OF DIRECTORS AND OFFICERS


Executive Compensation

         Below is the aggregate annual remuneration of each of the three highest paid persons who are officers or directors as a group as of June 30, 1997.

                               Capacities in Which
Name of Individual or             Remuneration            Aggregate
   Identity of Group              Was Received          Remuneration
---------------------          -------------------      ------------

Greg Johnson                      Chairman & CEO          $118,277(1)
Doug Swanson                      Vice Chairman           $118,277(1)
John Giaimo                       President & COO         $118,277(1)
------------

(1) Includes a car allowance of $7,200 which has been accrued but unpaid.

Employment Agreements

         Greg Johnson, Chairman and CEO. In June 1996, the Company entered into a five year employment agreement with Greg Johnson whereby Mr. Johnson continued to serve as the President/CEO of the Company and received a signing bonus of $34,664. Subsequently, Mr. Johnson resigned as President of the Company, however no written modification has been made to his employment agreement to date. Effective September 1, 1996, Mr. Johnson's annual salary was increased to $100,000 and, on March 4, 1997, Mr. Johnson's employment agreement was again amended to increase his annual salary to $144,000; however, he did not begin receiving this increased rate until September 1997. The amount earned, but not paid to Mr. Johnson has been recorded as a liability on the books of the Company. Mr. Johnson is also entitled to receive (i) an annual bonus equal to 4% of the pre-tax earnings of the Company and (ii) options to purchase Common Stock of the Company equal to 4% of the pre-tax earnings of the Company, at an exercise price equal to the bid price of the Company's Common Stock on the date of such grant. Mr. Johnson also has the right to receive a monthly automobile allowance of $600.00.

         Douglas Swanson, Vice Chairman. In June 1996, the Company entered into a five year employment agreement with Mr. Swanson whereby Mr. Swanson continued to serve as the Vice Chairman of the Company, and received a signing bonus of $35,402. Effective September 1, 1996, Mr. Swanson's annual salary was increased to $100,000 and, on March 4, 1997, Mr. Swanson's employment agreement was again amended to increase his annual salary to $144,000 however, he did not begin receiving this increased rate until September 1997. The amount earned, but not paid to Mr. Swanson has been recorded as a liability on the books of the Company. Mr. Swanson is also entitled to receive (i) an annual bonus equal to 4% of the pre-tax earnings of the Company and (ii) options to purchase Common Stock of the Company equal to 4% of the pre-tax earnings of the

Company, at an exercise price equal to the bid price of the Company's Common Stock on the date of such grant. Mr. Swanson also has the right to receive a monthly automobile allowance of $600.00.

         John Giaimo, President, COO and a Director. In May 1996, the Company entered into a five year employment agreement with John Giaimo whereby Mr. Giaimo was appointed President and COO of the Company and received a signing bonus of $50,000. Effective September 1, 1996, Mr. Giaimo's annual salary was increased to $100,000 and, on March 4, 1997, Mr. Giaimo's employment agreement was again amended to increase his annual salary to $144,000; however, he did not begin receiving this increased rate until September 1997. The amount earned, but not paid to Mr. Giaimo has been recorded as a liability on the books of the Company. Mr. Giaimo is also entitled to receive (i) an annual bonus equal to 4% of the pre-tax earnings of the Company and (ii) options to purchase Common Stock of the Company equal to 4% of the pre-tax earnings of the Company, at an exercise price equal to the bid price of the Company's Common Stock on the date of such grant. Mr. Giaimo also has the right to receive a monthly automobile allowance of $600.00.

Incentive and Non-Qualified Stock Option Plan

         On October 9, 1996, the Board of Directors ratified a stock option plan called the "1996 Stock Option Plan (the "Plan") and on December 21, 1996, the stockholders approved the Plan. On December 18, 1997, at the annual meeting of the Company stockholders, a majority of the Company's stockholders and members of the Board of Directors voted to amend the Plan to increase the number of options to 5,500,000.

         The Company believes the Plan will work to increase the proprietary interest in the Company of its directors, officers, employees and consultants, and to align more closely their interests with the interests of the Company's stockholders. The Plan will also maintain the Company's ability to attract and retain the services of experienced and highly qualified employees and directors.

         Under the Plan, the Company has reserved an aggregate of 5,500,000 shares of Common Stock for issuance pursuant to options granted under the Plan ("Plan Options"). The Board of Directors of the Company administers the Plan including, without limitation, the selection of the persons who will be granted Plan Options under the Plan, the type of Plan Options to be granted, the number of shares subject to each Plan Option and the Plan Option price.

         The Plan authorizes the issuance of incentive stock options ("ISOs") as defined in Section 422A of the Internal Revenue Code of 1986, non-qualified stock options ("NQSOs") and together with ISOs,"Options"). In addition, the Plan also allows for the inclusion of a reload option provision ("Reload Option"), which permits an eligible person to pay the exercise price of the Plan Option with shares of Common Stock owned by the eligible person and receive a new Plan Option to purchase shares of Common Stock equal in number to the tendered shares.

         Any ISO granted under the Plan must provide for an exercise price of 100% of the fair market value of the underlying shares on the date of such grant, but the exercise price of any ISO granted to an eligible person owning more than 10% of the Company's Common Stock must be at least 110% of such fair market value as determined on the date of the grant. The aggregate fair market value of the shares covered by the ISOs granted under the Plan that become exercisable by a Plan participant for the first time in any calendar year is subject to a $100,000 limitation. The exercise price of each NQSO is determined by the Board of Directors or a committee thereof, in its discretion, provided that the exercise price of an NQSO is not less than 75% of the fair market value of the Common Stock on the date of the grant. The Board of Directors (or committee thereof), shall determine the term of the Options; provided, however, that in no event may an Option be exercisable more than 10 years after the date of its grant and, in the case of an Incentive Option granted to an eligible employee owning more than 10% of the Company's Common Stock, no more than five years after the date of the grant. Any option which is granted shall be vested and exercisable at such time as determined by the Board of Directors or a committee thereof.

         The per share purchase price of shares subject to Plan Options granted under the Plan may be adjusted in the event of certain changes in the Company's capitalization, but any such adjustment shall not change the total purchase price payable upon the exercise in full of Plan Options granted under the Plan.


         As of May 26, 1998, there were options outstanding to purchase an aggregate of 3,610,200 shares granted pursuant to the Plan.

Options, Warrants and Rights

                                Title and Amount of
                             Securities Called For By
Name of Holder             Options, Warrants or Rights       Exercise Price           Date of Exercise
--------------             ---------------------------       --------------           ----------------
Greg Johnson                      726,000 options               $1.47           Through January 13, 2003

John Giaimo                       475,000 options               $1.47           Through January 13, 2003

Dr. John C. Kelly                 300,000 options               $1.47           Through January 13, 2003
                                  16,500 warrants(1)            $3.00           Through December 15, 1998

Douglas Swanson                   1,001,000 options             $1.47           Through January 13, 2003

William Tomerlin                  27,500 options                $2.00           Through January 26, 1999

--------------


(1) Purchased pursuant to a private offering undertaken by the Company. See "Part II - Sale of Unregistered Securities."

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Principal Shareholders


         The following table sets forth certain information regarding the Company's common stock, par value $.001 ("Common Stock") beneficially owned as of May 26, 1998 for (i) each stockholder known by the Company to be the beneficial owner of five (5%) percent or more of the Company's outstanding Common Stock, (ii) each of the Company's directors, (iii) each named executive officer (as defined in Item 402(a)(2) of Regulation S-B), and (iv) all executive officers and directors as a group. At May 26, 1998 there were 7,336,792 shares of Common Stock outstanding. Except as specifically set forth in the notes below, the table does not give effect to (a) the conversion of the convertible redeemable promissory notes ("Notes") into an aggregate of 76,250 shares of Common Stock, (b) the exercise of warrants to purchase 1,799,794 shares of Common Stock, (c) the exercise of options to purchase an aggregate of 3,610,200 shares of Common Stock, (d) the conversion of Series A Preferred Stock into 1,384,000 shares of Common Stock and (e) 1,739,700 shares of Common Stock reserved for issuance pursuant to the Company's Stock Option Plan.


  Name and Address or                   Amount and Nature of         Percentage     Percentage
  Beneficial Owner(1)                  Beneficial Ownership(2)        of Class      of Votes(9)
  -------------------                  -----------------------       ----------     -----------

Greg Johnson(3)                             1,151,500                   14.1%        34.9%
John Giaimo(4)                                534,882                    6.8%         6.8%
Dr. John C. Kelly(5)                          790,437                   10.1%        13.2%
Douglas Swanson(6)                          1,002,502                   12.0%        12.0%
Scott Berry                                    32,500                     .4%          .4%
Larry Ross                                         -0-                    -0-          -0-
William Tomerlin(7)                         1,615,418                   19.3%         8.5%(10)
Darin Murphy(8)                               305,209                    4.1%         5.8%
All directors and officers
   as a group (five persons)                2,721,384                   28.2%        43.4%
----------

(1) Unless otherwise indicated, the address of each of the listed beneficial owners identified is 2241 Park Place, Suite E, Minden, Nevada 89423. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all the Shares beneficially owned by them.

(2) A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of warrants or options. Each beneficial owner's percentage ownership is determined by assuming that warrants or options that are held by such person (but not those held by any other person) and that are exercisable within 60 days have been exercised.

(3) Mr. Greg Johnson is Chairman of the Board of Directors and Chief Executive Officer of the Company. Includes options to purchase 726,000 Shares at $1.47 per Share through January 13, 2003. Also includes 80,330 shares issuable upon conversion of 40,165 shares of Series A Preferred Stock (without giving effect to shares issuable, at the Company's option, in payment of dividends thereon). Does not include 1,626 Shares underlying warrants or Notes convertible into 1,626 Shares owned by Janet Gookin and Brandon Wilson, the sister and nephew of Mr. Johnson.

(4) Mr. John Giaimo is President, Chief Operating Officer and a Director of the Company. Includes options to purchase 475,000 Shares at $1.47 per Share through January 13, 2003. Does not include 69,492 Shares owned by Melinda Giaimo, the wife of Mr. Giaimo and an employee of the Company.

(5) Dr. John Kelly is a former Director of the Company. Includes options to purchase 300,000 Shares at $1.47 per Share through January 13, 2003. Also includes 188,930 shares issuable upon conversion of 94,465 shares of Series A Preferred Stock (without giving effect to shares issuable, at the Company's option, in payment of dividends thereon). Dr. Kelly resigned as a Director on May 1, 1998.

(6) Mr. Douglas Swanson is Vice Chairman of the Board of Directors and Executive Vice President of the Company. Includes options to purchase 1,001,000 Shares at $1.47 per Share through January 13, 2003.

(7) Mr. William Tomerlin is the former Chairman of the Board of Directors of the Company. He retired from this position in August 1996. Includes options to purchase 27,500 Shares at $2.00 per Share through January 26, 1999. Also includes 990,310 shares issuable upon conversion of 495,155 shares of Series A Preferred Stock (without giving effect to shares issuable, at the Company's option, in payment of dividends thereon).

(8) Mr. Murphy's address is 4465 Juniper Trail, Reno, Nevada 86509. The shares are held through Specialty Enterprises Corporation and Specialties Enterprises, LLC. Includes 90,000 shares issuable upon conversion of 45,000 shares of Series A Preferred Stock (without giving effect to shares issuable, at the Company's option, in payment of dividends thereon).

(9) Gives effect to 5:1 voting rights attributable to ownership of Series A Preferred Stock, but not to its conversion into common stock.

(10) Mr. Tomerlin has granted Greg Johnson a voting proxy covering the 495,155 shares of Series A Preferred Stock owned by Mr. Tomerlin. The voting power corresponding to said 495,155 shares of Series A Preferred Stock is reflected in the percentage of votes attributable to Mr. Johnson.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Family Relationships

         As a result of the purchase and exchange agreement in May 1996 with Visual Listings, Inc., ("VLI"), whereby the Company acquired VLI for 280,000 shares of Common Stock of the Company. Melinda Giaimo, an employee of the Company and the wife of John Giaimo, the President, Chief Operating Officer and a director of the Company and VLI, received 68,500 Shares of the Company in exchange for VLI common stock held by Ms. Giaimo. Additionally, Donna Emory, the sister of Mr. Giaimo received 6,000 Shares in connection with the Company's acquisition of VLI. The VLI acquisition provided the Company with the technology necessary to compete in the Internet market and to enable the Company to make its HomeSeekers-CityNet (then known as "HomeSearch 2000") product available via the Internet.

Loans to the Company

         During fiscal year 1997, the Company received a personal loan of $100,000 jointly from Mr. Greg Johnson, the Chief Executive Officer and Chairman of the Board of Directors, and Dr. John Kelly, a Director. The funds were borrowed personally from a bank by Mr. Johnson and Dr. Kelly and advanced to the Company. The interest rate charged by the bank is variable, and has been 10% per annum to date. Interest is passed on to the Company for payment. The purpose of this $100,000 loan was for working capital and the due date was January 29, 1998. This loan was paid in full on January 21, 1998.

         As of December 31, 1997, the principal amount of $10,000 of loans, due on demand to Dr. Kelly, was outstanding to the Company, at 12% interest per annum. As of December 31, 1997, an on-demand loan in the principal amount of $10,000 at 12% interest per annum was outstanding and due to Jeannie Johnson, an employee, and the wife of Greg Johnson.

Transactions with Promoters

         In May 1996, the Company entered into an agreement with The Armand Group, which later changed their name to Griffin Partners, for corporate finance advisory services for a period of 12 months. As consideration for business, advisory and other consulting services performed on behalf of the Company, Griffin Partners received $78,750 in cash, 50,000 Shares and Warrants (the "Armand Warrants") to purchase (i) 150,000 Shares at $1.75 per Share through May 22, 2001; (ii) 150,000 Shares at $3.00 per Share through May 22, 2001; and (iii) 150,000 Shares at $4.00 per Share through May 22, 2001. The $1.75 Warrant and the $3.00 Warrant are redeemable at their exercise price at the option of the Company in the event the closing price of the Company's Common Stock exceeds $5.00 per Share for twenty consecutive business days. The $4.00 Warrant is redeemable at its exercise price at the option of the Company in the event the closing price of the Company's Common Stock exceeds $12.00 per Share for twenty consecutive business days. See "Description of Securities - Warrants." In February 1997 Griffin Partners exercised their $1.75 Warrant.

         In September 1996, the Company entered into an agreement with John L. Crary for corporate finance advisory services for an initial term of 90 days. During early 1997, the Company continued to use Mr. Crary's services on a month-to-month basis. As consideration for business, advisory and other consulting services performed on behalf of the Company, Mr. Crary received $24,355 in cash, is currently owed $6,130 on account, received 2,000 Shares, and warrants (the "Crary Warrants") to purchase 50,000 Shares at $6.00 per Share through September 14, 1999, as to which the vesting periods are as follows: (i) warrants to purchase 10,000 shares immediately vest; (ii) warrants to purchase 10,000 shares will vest upon each successive six month anniversary commencing September 14, 1996.

         In September 1997, the Company entered into an agreement with CB Business Consulting, whose principal is Thomas Payne, for financial public relations services for a one year term. The agreement can be canceled by either party with one months notice after March 1, 1998. The terms of the agreement call for payment of $5,000 per month plus the issuance of an option to purchase 70,000 Shares at $3.00 per share through October 15, 1997 and an option to purchase 200,000 Shares at $4.25 per share through October 1, 2000. Both options vested immediately. Thomas Payne exercised the $3.00 option on October 15, 1997.


DESCRIPTION OF SECURITIES

         The Company is currently authorized to issue up to 50,000,000 shares of Common Stock, $.001 par value, of which 7,336,792 shares were outstanding as of May 26, 1998. The Company is also authorized to issue up to (i) 5,000,000 shares of Class A Preferred Stock, $.001 par value, of which 1,000,0000 shares have been designated as Series A Preferred Stock, of which 692,000 shares were issued and outstanding at May 26, 1998, and (ii) 200,000 shares of Class B Preferred Stock, $10.00 par value, none of which have been issued or are outstanding.

Common Stock

         Subject to the dividend rights of the holders of Preferred Stock, holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of Preferred Stock that may be outstanding, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

         Each share of Common Stock entitles the holders thereof to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any Directors. The By-Laws of the Company require that only a majority of the issued and outstanding Shares of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.

Class A Preferred Stock

         In December 1994, the Board of Directors of the Company issued an initial series of Class A Preferred Stock, which was denominated as "Class A, Series A Preferred Stock" (the "Series A Preferred Stock"). The shares of Series A Preferred Stock have been assigned a value of $2.00 per share and yield cumulative dividends of 15% per year, payable in cash or in Common Stock of the Company and dividends, payable at the time of conversion, but do not bear interest. The shares of Series A Preferred Stock are redeemable at the Company's option at $2.00 per share, plus all accrued dividends. Each share of Series A Preferred Stock is also convertible into two shares of Common Stock, at the Preferred stockholder's option. The holder of each share of Series A Preferred Stock is entitled to five (5) votes per share. The Series A Preferred Stock has a liquidation preference of $2.00 per share.

Class B Preferred Stock

         The Board of Directors has authorized the issuance of up to 200,000 shares of Class B Preferred Stock, $10.00 par value, which is denominated as Class B Convertible Preferred Stock (the "Class B Preferred Stock"). As of the date hereof, no shares of Class B Preferred Stock have been issued or are outstanding. Shares of Class B Preferred Stock are entitled to dividends at the rate of 9% per annum, based upon a value of $10.00 per share, and such dividends are payable before the payment of dividends to the holders of common stock and Class A, Series A Preferred Stock. Dividends on the Class B Preferred Stock are payable in cash or in shares of the Company's common stock, as may be determined by the Company. The Class B Preferred Stock is entitled to a $10.00 per share preference over common stockholders in the event of liquidation, dissolution or winding up of the Company's affairs; however, the Class A, Series A Preferred Stock shall be senior to the Class B Preferred Stock with respect to the liquidation preference. The Company has the right to redeem the Class B Preferred Stock at a redemption price of $10.00 per share, plus accrued dividends. Commencing six months following issuance, each share of Class B Preferred Stock is convertible at the option of the Company, into five shares of common stock, provided that there is a trading market in the Class B Preferred Stock, and the closing price of the Class B Preferred Stock is at least $3.00 per share for at least 10 consecutive trading days, with an aggregate volume of not less than 20,000 shares. Holders of Class B Preferred Stock have no voting rights by reason of their ownership of Class B Preferred Stock (other than as may be conferred by applicable law).

Class C Preferred Stock

         The Board of Directors has authorized the creation of a class of Preferred Stock, $0.001 par value per share, $10.00 stated value per share, denominated as Class C $10 6% Cumulative Preferred Stock ("Class C Preferred Stock"). The Class C Preferred Stock consists of 400,000 shares, none of which have been issued or are outstanding. Dividends on the Class C Preferred Stock are payable, in arrears, at the rate of 6% per annum. Holders of Class C Preferred Stock are not entitled to voting rights. The Class C Preferred Stock is entitled to a liquidation preference of $10.00 per share, which preference is payable pari passu with the liquidation preference payable to holders of the Series A Preferred Stock and Class B Preferred Stock. Each share of Class C Preferred Stock is convertible into shares of common stock at the greater of $3.00 per share or 75% of the average closing bid price of the common stock for the five trading days prior to issuance. The Class C Preferred Stock is also automatically convertible into common stock at the closing of any future public offering of the Company's securities.

Common Stock Purchase Warrants

         In connection with the Company's private offering of certain of the Company's securities in July 1996 and October 1996, the Company issued warrants to purchase an aggregate of 750,000 and 290,500 shares of Common Stock, respectively (collectively the "PPM Warrants"). These PPM Warrants are exercisable at $3.00 per share on or prior to December 15, 1998. As of May 26, 1998, 12,500 PPM Warrants had been exercised.

         In May 1996, the Company issued warrants (the "Armand Warrants") to purchase an aggregate of 450,000 Shares for a period of 5 years from the date of issuance, 150,000 of which are exercisable at $1.75 per Share, 150,000 of which are exercisable at $3.00 per Share, and 150,000 of which are exercisable at $4.00 per Share. The Armand Warrants are redeemable by the Company only when the closing price of the underlying common shares has been above $5.00 per share for twenty consecutive business days. The $4.00 Armand Warrants cannot be redeemed by the Company unless the underlying shares exceeds $12.00 per Share for twenty consecutive business days. The warrant exercise period was extended by six months to November 22, 2001 by the Board of Directors on January 14, 1998. On February 12, 1997, Armand Warrants to purchase 150,000 shares, at $1.75 per share, were exercised.

         On September 15, 1996, the Company issued warrants (the "Crary Warrants") to purchase an aggregate of 50,000 Shares for a period of 3 years from the date of issuance. The Crary Warrants are exercisable ratably based on defined events at $6.00 per Share through September 14, 1999, as to which, the vesting periods are as follows:(i) warrants to purchase 10,000 shares immediately vest; (ii) warrants to purchase 10,000 shares will vest upon each successive six month anniversary commencing September 14, 1996; provided warrants to purchase 20,000 shares will be exercisable in the event (a) the Company's outstanding Convertible Redeemable Promissory Notes described below and related Warrants are converted and exercised, or (b) of $5,000,000 in cumulative financing is completed by the Company, or (c) 40,000 options will vest in the event $10,000,000 in cumulative financing is completed by the Company. The warrant exercise period was extended by six months to March 14, 2000 by the Board of Directors on January 14, 1998.

         On August 18, 1997, the Company issued warrants to purchase an aggregate of 100,001 shares at $3.00 per Share for a period of three years. On September 2, 1997, the Company issued warrants to purchase 15,000 Shares at $3.50 per Share for a period of three years. The warrant period for all warrants was extended by six months by the Board of Directors on January 14, 1998.

         Between December 4, 1997 and May 15, 1998, the Company issued warrants to purchase 323,800 shares of common stock at prices ranging from $1.47 per share to $3.50 per share. Expiration dates range from September 28, 1998 to October 30, 2001. As of May 26, 1998, 17,007 of these warrants had been exercised.

         Warrant holders do not have any voting or any other rights as stockholders of the Company. The Company's outstanding Warrants provide for adjustment of the exercise price and for a change in the number of shares issuable upon exercise to protect holders against dilution in the event of a stock dividend, stock split, combination or reclassification of the Common Stock. The Warrants may be exercised upon surrender of the Warrant Certificate on or prior to the expiration date (or earlier redemption date, as applicable) of such Warrant at the offices of the Company's transfer agent, with the form of "Election to Purchase" completed and executed as indicated, accompanied by payment of the full exercise price (by certified or bank check, payable to the order of the Company), for the number of shares with respect to which the Warrant is being exercised. Shares issued upon exercise of Warrants and paid for in accordance with the terms of the Warrants.

Options

         As of May 26, 1998, the Company had options outstanding to purchase an aggregate of 3,610,200 Shares of the Company at prices ranging from $1.47 to $6.50 per Share and for exercise periods ranging from two years to five years from the date of issuance that have been issued to employees, consultants, potential advisory board members and lenders of the Company. On January 14, 1998, the Board of Directors repriced all employee and director stock options and selected vendor stock options to $1.47 per share. Additionally, the option period was extended by 6 months. All management options were extended to expire on January 13, 2003.

Convertible Redeemable Promissory Notes

         In connection with the completion of the Company's private offerings of certain of its securities in July 1996 and December 1996, respectively, the Company issued aggregate of $1,500,000 and $581,000 Principal Amount Convertible Redeemable Promissory Notes (collectively the "Notes"), respectively. Each Note is due and payable on June 1, 1999 unless redeemed by the Company prior thereto or converted into shares of Common Stock at $2.00 per Share at the holder's discretion, subject to the conditions discussed below. The Notes are unsecured. No mandatory redemption is imposed on the Company with respect to the Notes prior to maturity, nor is there any sinking fund.

         Interest at an annual rate of 12% will be paid semi-annually commencing December 1, 1996. The interest payment to each investor will be for the period commencing on receipt of each investor's investment through maturity at June 1, 1999.

         Each Note is convertible into Common Stock of the Company commencing September 15, 1996, at a conversion price of $2.00 per share and at the option of the Note holder. Commencing at anytime following November 1, 1996, the Company shall have the right to redeem the Notes together with accrued interest, provided all of the Shares underlying the Notes have been registered for resale under the Securities Act of 1933, as amended (the "Securities Act"). Any redemption notice shall be given for all the Notes then outstanding, and 30 days' prior written notice shall be provided in connection with any such redemption. Proportioned adjustments shall be made for stock splits, dividends, mergers, recapitalizations and similar transactions.

         As of May 26, 1998, there were $152,500 of Notes outstanding.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

         The Company's Common Stock is traded on the OTC Bulletin Board under the symbol "NDSS" and commenced its trading on January 13, 1983. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs, commissions and may not necessarily represent actual transactions.

Period                                           High              Low
------                                           ----              ---


First Quarter ended 9/30/96                      $9.50             $4.62
Second Quarter Ended 12/31/96                   $10.87             $4.87
Third Quarter ended 3/31/97                      $9.50             $4.00
Fourth Quarter ended 6/30/97                     $5.00             $3.16

First Quarter ended 9/30/97                      $6.31             $3.06
Second Quarter ended 12/31/97                    $5.87             $1.50
Third Quarter ended 3/31/98                      $2.88             $1.34

Fourth Quarter ended 6/30/98                     $4.53             $2.00
---------------

         As of May 26, 1998, there were approximately 600 holders of record of the 7,336,792 shares of Common Stock that were issued and outstanding. The transfer agent for the Shares is Atlas Stock Transfer Co., 5899 South State Street, Salt Lake City, Utah 84107, telephone (801) 266-7151.

         The Company has never paid cash dividends on its Common Stock. The Company presently intends to retain future earnings, if any, to finance the expansion of its business and does not anticipate that any cash dividends will be paid in the foreseeable future. The future dividend policy will depend on the Company's earnings, capital requirements, expansion plans, financial condition and other relevant factors.

         The Securities and Exchange Commission has adopted regulations which generally define a "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share, subject to certain exceptions. The Company's Common Stock may be deemed to be a "penny stock" and thus will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The Nasdaq SmallCap Market. Consequently, the "penny stock" rules may restrict the ability of broker/dealers to sell the Company's securities, and may adversely affect the ability of holders of the Company's Common Stock to resell their shares in the secondary market.

ITEM 2.           LEGAL PROCEEDINGS.

         The Company is involved in legal proceedings arising in the ordinary course of business. The Company is not involved in any legal proceedings that it believes will result, individually or in the aggregate, in a material adverse effect upon its financial condition or results of operations.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         On January 20, 1997, Grant Thornton, L.L.P. ("Grant Thornton") resigned as the Company's independent auditors and was replaced by Albright, Persing & Associates, Ltd. ("Albright"), as determined by the Company's management. Neither Grant Thornton's report of audit for the fiscal years ended June 30, 1995 and June 30, 1996 or Albright's report of audit for the fiscal year ended June 30, 1997 contains any adverse opinions, disclaimers of opinion, nor has any opinion been qualified as to uncertainty, audit scope or accounting principles, with the exception of a "going concern" qualification.

         During the Company's two most recent fiscal years and subsequent interim periods preceding the change in independent auditors, there were not any disagreements with Grant Thornton on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES.

         In June 1995, Greg Johnson, the Company's CEO, President and, then a Director, William Tomerlin, the then Chairman of the Board of Directors, John C. Kelly, a Director of the Company, and Les Lorentzen, then a Director of the Company exchanged an aggregate of $636,479 of principal and interest accrued at 15% per annum due by the Company to them for an aggregate of 662,500 shares of Series A Preferred Stock, which is convertible into two shares of Common Stock for every one share of Preferred Stock. As of the date hereof, 150,000 shares of the Series A Preferred Stock had been converted. These securities were issued to stockholders who were accredited or otherwise knowledgeable investors, had pre-existing relationships with the Company and had relevant information concerning the Company and the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In July and August 1995, the Company issued Common Stock to two employees in connection with certain services performed by each of them. These included 50,000 shares issued to Frank Katsuda, the then Chief Financial Officer in consideration for $5,000 of services and 35,000 shares issued to Robert Lewandowski, an employee of the Company, otherwise not affiliated with any officer, director or principal shareholder, in consideration for $3,500 of services. These securities were issued to stockholders who were accredited or otherwise knowledgeable investors, had pre-existing relationships with the Company and had relevant information concerning the Company and the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In October 1995, the Company sold 250,000 Shares in connection with an Offshore Securities Subscription Agreement with a non-U.S. person pursuant to Regulation S of the Securities Act. The purchaser tendered an international certificate of deposit in the amount of $500,000 that was to mature on April 14, 1996. The bank defaulted on the certificate of deposit and the Company made a demand of the purchaser for the full amount due or to return the Common Stock issued. During September 1996, the purchaser returned the shares to the Company and the Company canceled the offering. All persons involved were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the securities was exempt from registration requirements pursuant to the exemption set forth in Section 4(2) and Regulation S of the Securities Act.

         Since October 1995, the Company has issued options to purchase 4,005,800 Shares to various key employees, officers, Directors, potential board of advisors, and consultants of the Company and of which options to purchase 290,100 shares of the Company's Common Stock had been exercised and options to purchase 405,000 shares of the Company's Common Stock have been canceled. Inasmuch as all of such persons were either accredited or otherwise qualified investors, or had a pre-existing relationships with the Company and had access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements pursuant to the exemption set forth in Sections 4(2) of the Securities Act.

         On December 15, 1995, and as part of a financing arrangement with LNB Investment Corporation ("LNB"), the Company issued 40,500 shares of Series B convertible preferred stock to LNB for which it received $70,000 in cash, $60,000 of other consideration and a $275,000 note which LNB later defaulted on. Additionally, the Company issued 2,500,000 shares of the Company's Common Stock on August 25, 1995 to the investor as collateral in exchange for fourteen weekly funding commitments of $135,000 each and final funding of $110,000, totaling $2,000,000. No funding occurred in conjunction with the funding schedule and the investor defaulted on the agreement in fiscal year 1996. As a result of the default, the Company filed a complaint on May 21, 1996 against the investor whereby it demanded the return of the 2,500,000 Shares and certain of the Series B convertible preferred stock. Since then, 100% of the Common Stock and 100% of the Series B convertible preferred stock has been returned to the Company. On September 25, 1997 the Company issued 35,000 Shares to Bruce and Linda Goldman, the principals of LNB, as consideration for the $70,000 received from LNB. LNB had access to relevant information, including financial, concerning the Company and as such, the securities were issued pursuant to Section 4(2) of the Securities Act.

         In May 1996, the Company issued warrants to purchase an aggregate of 450,000 Shares (the "Armand Warrants") in consideration for certain business, advisory and consulting services performed by the Armand Group Ltd. on behalf of the Company. The Armand Group is an accredited investor and had access to all relevant information concerning the Company and thus, these Armand Warrants were issued pursuant to Section 4(2) of the Securities Act.

         In June 1996, the Company issued 16,553 Shares each to Dr. John C. Kelly and to Mr. Douglas Swanson, each a Director of the Company for Shares which would have been issued to them from XRF Corporation (the predecessor of the Company) before it merged with the Company. Inasmuch as each of such persons were either accredited or otherwise qualified investors, or had a pre-existing relationships with the Company and had access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirement of the Securities Act pursuant to the exemption set forth in Section 4(2) and of the Securities Act.

         Pursuant to a private offering of certain of the Company's securities in July 1996 (the "July 1996 Offering"), the Company issued an aggregate of 60 units at $25,000 per unit to a limited group of accredited and otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors was provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) and Rule 506 of the Securities Act. Each unit consisted of (i) a $25,000 Note and (ii) warrants to purchase 12,500 Shares exercisable at $3.00 per share through December 15, 1998. Investors included Janet Gookin and Brandon Wilson, the sister and nephew of Greg Johnson, the Company's CEO and Chairman of the Board, who purchased .13 units for $3,252; Dr. John C. Kelly, a former Director of the Company, who purchased 1.320 units for $33,000; and Ruth Swanson, the mother of Douglas Swanson, a principal stockholder of the Company who purchased .8 units for $20,000. The Company received gross cash proceeds of $1,386,000, and a total of $114,000 in other forms of consideration, of which (i) $35,000 was in satisfaction of certain funds loaned to the Company by an unrelated third party,
(ii) $50,000 was in exchange for a portion of the Company's lease obligations for its facility, and (iii) $29,000 was in consideration for certain business, advisory and other consulting services performed on behalf of the Company. Warrants to purchase 375,000 shares of common stock were also issued in connection with this transaction.

         Between July 1, 1994 and December 31, 1997, the Company issued an aggregate of 128,932 Shares to certain persons in connection with certain business, advisory and other consulting services performed by each of them on behalf of the Company. Inasmuch as each of the consultants had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

         On May 1, 1996, the Company entered into an Agreement and Plan of Reorganization (the "May Agreement") with Visual Listings, Inc. ("VLI"), a California corporation pursuant to a plan of reorganization whereby in exchange for all of the issued and outstanding capital stock of VLI, the Company issued an aggregate of 280,000 Shares of the Company, subject to adjustments. These shares were issued to a limited group of accredited or otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the stockholders were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act. The stockholders of VLI included, among others, John Giaimo, the Company's President, Chief

Operating Officer and a Director and Mr. Giaimo's wife, Melinda. The closing occurred on May 8, 1996. The May Agreement provided that in the event the Company transfers or sells its interest in VLI prior to May 2001, John Giaimo shall have the right of first refusal to match any such offer.

         In June 1996, the Company issued an aggregate of 32,903 Shares in consideration for loans made by The Pacific Acquisition Group, Inc. ("PAG") and a limited number of accredited or otherwise qualified investors based on their financial resources and knowledge of investments in an aggregate amount of $113,000 plus interest accruing at 11% per annum. In addition, each of the investors were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the Shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act. On August 19, 1996, the Company satisfied all of the obligations described herein..

         In August 1996, options to purchase 10,000 shares of the Company's Common Stock were exercised by an option holder for which the Company received $20,000. Inasmuch as the option holder had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In August 1996, the Company sold a total of 300,000 Shares whereby the Company received gross proceeds of $600,000 pursuant to two stock purchase agreements. The purchasers were considered to be accredited or otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act

         In September 1996, the Company issued 94,000 shares of the Company's Common Stock to two consultants, pursuant to agreements whereby the consultants are to provide for certain business, advisory and other consulting services on behalf of the Company. Inasmuch as the consultants had a pre-existing relationships with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in
Section 4(2) of the Securities Act.

         In September 1996, the Company issued warrants to purchase an aggregate of 50,000 Shares to a consultant in consideration for certain financial advisory services performed by the consultant on behalf of the Company. Inasmuch as the option holder had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         The Company issued an aggregate of 23.24 units at $25,000 per unit in connection with a private offering of certain of the Company's securities in October 1996 (the "October 1996 Offering"). These units were issued to a limited group of accredited or otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act. Each unit consisted of a $25,000 promissory note, convertible into Common Stock at $2.00 per Share, and warrants to purchase 6,250 Shares exercisable at $3.00 per share through December 15, 1998. The Company received gross proceeds of $581,000.

         In October 1996, the Company issued 16,695 Shares at $6.50, in connection with the acquisition of certain technology. Inasmuch as the seller had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In December 1996, the Company issued 13,897 Shares as payment of accrued interest, at the option of the debt holders, on a portion of the outstanding Convertible Redeemable Promissory Notes issued in both the July 1996 Offering and the October 1996 Offering. These shares were issued to a limited group of accredited or otherwise qualified investors based on their financial resources and knowledge of investments. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In February 1997, Griffin Partners exercised the Armand Warrants for 150,000 shares of common stock at $1.75 per share. Griffin Partners is an accredited investor and had access to all relevant information concerning the Company and thus, these securities were issued pursuant to Section 4(2) of the Securities Act.

         Between June 1997, and November 1997, convertible redeemable promissory note holders converted approximately $1,800,000 of debt and accrued interest into 885,367 Shares. These holders had access to or otherwise were provided with information, including financial, of the Company and accordingly, the securities were exempt from the registration requirements pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In August 1997, the Company sold a total of 100,000 Shares to three investors whereby the Company received gross proceeds of $300,000. Warrants to purchase an aggregate of 100,000 shares, exercisable for three years, at $3.00 per share, were also issued to these investors. The purchasers were considered to be accredited or otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In August 1997, the Company issued 12,934 Shares to employees as compensation for a temporary salary decrease. Inasmuch as the employees had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During September and October 1997, employees exercised options to purchase 23,100 Shares at option prices from $2.00 per share to $5.62 per share whereby the Company received gross proceeds of $124,300. Inasmuch as the employees had a preexisting relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During October 1997, Thomas Payne, a principal of CB Consulting and a consultant to the Company, exercised his option to purchase 70,000 Shares at $3.00 per share, with the Company receiving $210,000 in gross proceeds. Inasmuch as the option holder had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During November 1997, one investor purchased 40,000 Shares for
$120,000 and a second investor purchased 50,000 Shares for $150,000. Inasmuch as the investors had a preexisting relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During December 1997, two investors purchased 20,000 Shares for $60,000. Warrants to purchase 20,000 shares, exercisable for three years, at $2.50 per share, were also issued in this transaction. The investors were considered to be accredited or otherwise qualified investors based on their financial resources and knowledge of investments. In addition, each of the investors were provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of the shares was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During December 1997, Mr. William Tomerlin, the former Chairman of the Board and principal stockholder of the Company who is also a beneficial owner of more than 5% of the outstanding securities of the Company, purchased 134,500 shares of Series A Preferred Stock for $269,000. Inasmuch as Mr. Tomerlin had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During December 1997, an investor was issued 45,000 shares of Series A Preferred Stock as consideration for satisfying $90,819 of the Company's debt and accrued interest owed to a note holder. Inasmuch as the investor had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         In September 1997 and January 1998, the Company issued warrants to purchase 19,000 shares of common stock, exercisable for three years, at $3.50 per share, in connection with a loan made to the Company. Inasmuch as the lender had access to relevant information concerning the Company, the issuance of these warrants was exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof.

         During February 1998 Mr. William Tomerlin, the former Chairman of the Board and principal stockholder of the Company who is also a beneficial owner of more than 5% of the outstanding securities of the Company, converted 150,000 shares of his Series A Preferred Stock into 300,000 common shares. Inasmuch as Mr. Tomerlin had a pre-existing relationship with the Company and access to relevant information concerning the Company, the issuance of such securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         During February 1998, the Company issued warrants to purchase 150,000 shares, exercisable at $1.47 per share, to a public relations firm as partial consideration for services rendered. The warrants expire on various dates between September 28, 1998 and October 30, 2001. 17,001 of these warrants were exercised in February 1998. Inasmuch as this firm had a preexisting relationship with the Company and was provided access to relevant information concerning the Company, the issuance of these securities was exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof.

         During March 1998, the Company issued a three year warrant to purchase 75,000 shares of common stock, exercisable at $3.00 per share, for a purchase price of $5,000. The purchaser was accredited or otherwise had such experience in financial and business matters so that he was able to evaluate the risks and merits of an investment in the Company, and was provided access to relevant information concerning the Company. The investor also had a pre-existing business relationship with the Company. Accordingly, this transaction was exempt from the registration requirements of the Securities Act by reason of Section 4(2) thereof and the rules and regulations thereunder.

         Between April 30, 1998 and May 15, 1998, the Company issued 458,000 shares of common stock and warrants to purchase 45,800 shares of common stock at $2.00 per share, for a period of three years. These securities were sold to 13 individuals or entities for an aggregate of $916,000. Each of the investors was provided with information and had access to relevant information concerning the Company. Accordingly, the issuance of these securities was exempt from the registration requirements of the Securities Act pursuant to the exemption set forth in Section 4(2) of the Securities Act.

         No underwriters were involved in any of the transactions described above, nor were any commissions paid in connection therewith except as indicated above.

ITEM 5:           INDEMNIFICATION OF OFFICERS AND DIRECTORS

         Section 78.751 of the Nevada General Corporation Law, provides as follows:

         1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

         2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a Director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         3. To the extent that a Director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

         4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the Director, officer, employee or agent is proper under the circumstances. The determination must be made:

                  (a) By the stockholders;

                  (b) By the board of Directors by majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding;

                  (c) If a majority vote of a quorum consisting of Directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or

                  (d) If a quorum consisting of Directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

         5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and Directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the Director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than Directors or officers may be entitled under any contract or otherwise by law.

         6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

                  (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested Directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 2 or for the advancement of expenses made pursuant to subsection 5, may not be made to or on behalf of any Director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

                  (b) Continues for a person who has ceased to be a Director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

                  Article IX of the Company's Revised Bylaws provides as follows:

         Every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. Such right of indemnification shall not be exclusive of any other right which such Directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any by-law, agreement, vote of Shareholders, provision of law or otherwise, as well as their rights under this Article.

         The Board of Directors may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a Director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

         The indemnification provisions above provided shall include, but not be limited to, reimbursement of all fees, including amounts paid in settlement and attorneys' fees actually and reasonably incurred, in connection with the defense or settlement of any action or suit if such party to be indemnified acted in good faith and in a matter reasonably believed to be in or not opposed to the best interests of the Corporation. Indemnification may not be made for any claim, issue or matter as to which the person claiming after exhaustion of all appeals therefrom to be liable to the Corporation or for amounts paid in settlement to the Corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that the person is fairly and reasonably entitled to indemnify for such expenses as the court deems proper.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as express in the act and is therefore unenforceable.

                                    PART F/S
FINANCIAL STATEMENTS AND EXHIBITS

         The following unaudited Financial Statements for the Company include the audited balance sheet as of June 30, 1997 and the unaudited balance sheet as of March 31, 1998, the unaudited statements of income for the nine months ending March 31, 1998 and 1997 and the three months ending March 31, 1998 and 1997, the unaudited statements of stockholders' equity (deficit) for the nine months ended March 31, 1998 and 1997, and the unaudited statements of cash flows for the nine months ending March 31, 1998 and 1997. The following audited Financial Statements for the Company include the reports of independent certified public accountants for the years ended June 30, 1997 and 1996, audited balance sheet as of June 30, 1997 and the related audited statements of income, changes in Shareholders' deficit and cash flows for each of the years in the two year period ended June 30, 1997.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                            Consolidated Balance Sheets

                                                                             (Unaudited)        (Audited)
                                                                              March 31,         June 30,
                                                                                1998              1997
                                                                            -------------      -----------
                                      ASSETS
Current Assets:
        Cash                                                                    $ 119,768         $ 32,222
        Accounts receivables, net of allowance for uncollectible
          accounts of $4,413 in 1998 and $4,413 in 1997                           235,731           99,826
        Inventories                                                                57,070            2,951
        Prepaid expenses                                                           14,604                -
                                                                            -------------      -----------
          Total current assets                                                    427,173          134,999

Investments                                                                             -          477,225

Account receivable - related party  (to be converted into cash beyond
  twelve months)                                                                                   484,197

Property and equipment, net                                                       455,577          433,711

Goodwill, net of accumulated amortization of $249,278 in 1998 and
  $148,797 in 1997                                                                429,783          488,899

Investments in related businesses                                                 557,394                -

Other assets                                                                       28,664           35,640
                                                                            -------------      -----------
                                                                              $ 1,898,591      $ 2,054,671
                                                                            =============      ===========


                  LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
        Accounts payable                                                        $ 312,886          403,128
        Accrued liabilities                                                       319,971          491,893
        Current portion of capital lease obligations                                    -           16,799
        Notes payable                                                              34,698          150,616
        Notes payable - related parties                                            37,075          157,103
        Deferred revenue                                                        1,221,177        1,213,744
                                                                            -------------      -----------
               Total Current liabilities                                        1,925,807        2,433,283

Convertible debt                                                                  377,500        2,056,000

Stockholders' deficit:
        Class A convertible preferred stock, $0.001 par value, 5,000,000 shares authorized; 692,000 shares and 677,500 issued
             and outstanding at March 31, 1998 and 1997, respectively                 692              663
        Class B convertible preferred stock, $10.00 par value,
             200,000 shares authorized; 0 shares and 13,000 shares issued and
             outstanding at March 31, 1998 and 1997, respectively                       -          130,000
        Common stock, $.001 par value, 50,000,000 shares authorized;
             6,895,742 shares and 4,593,320 shares issued and outstanding at
             March 31, 1998 and 1997, respectively                                  6,896            4,606
        Additional paid-in capital                                              9,936,582        5,334,895
        Accumulated deficit                                                    (9,530,161)      (7,574,001)
        Unrealized loss on securities                                            (700,000)        (330,775)
        Dividends on Series A convertible preferred stock                        (118,725)               -
                                                                            -------------      -----------
               Total stockholders' equity (deficit)                              (404,716)      (2,434,612)
                                                                            -------------      -----------
                                                                              $ 1,898,591      $ 2,054,671
                                                                            =============      ===========

See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                      Consolidated Statements of Operations
                                    UNAUDITED


                                                               For the Quarter                            For the Nine Months
                                                               ended March 31,                              ended March 31,
                                                          1998               1997                     1998               1997
                                                     ---------------    ---------------          ---------------    ---------------

Net Sales                                                 $ 581,195          $ 280,360              $ 1,178,135          $ 993,927

Cost of sales                                               109,228             59,674                  213,657            122,254
                                                     ---------------    ---------------          ---------------    ---------------
Gross Profit                                                471,967            220,686                  964,478            871,673

Selling, general and admin. expenses                      1,123,880            746,805                2,809,636          2,296,049
                                                     ---------------    ---------------          ---------------    ---------------

Net loss from operations                                   (651,913)          (526,120)              (1,845,158)        (1,424,377)

Other income (expense):
     Interest expense                                       (13,265)           (89,787)                (100,112)          (216,557)
     Other                                                  (11,129)            21,345                  (10,835)            28,090
                                                     ---------------    ---------------          ---------------    ---------------
Loss before provision for income taxes                     (676,307)          (594,561)              (1,956,105)        (1,612,843)

Provision for income taxes                                        -              1,177                       55              1,177
                                                     ---------------    ---------------          ---------------    ---------------

Net loss                                                 $ (676,307)        $ (595,739)             $(1,956,160)       $(1,614,021)
                                                     ===============    ===============          ===============    ===============

Net loss per common share                                    ($0.11)            ($0.13)                  ($0.34)            ($0.36)
                                                     ===============    ===============          ===============    ===============

Shares used in per share calculations                     6,395,886          4,511,369                5,750,779          4,426,022
                                                     ===============    ===============          ===============    ===============

See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                Consolidated Statements of Stockholders' Deficit
                                   UNAUDITED


                                                        Series A            Series B
                                                     Preferred Stock     Preferred Stock          Common Stock        Additional
                                                   ------------------  -----------------      -------------------      Paid in
                                                   Shares     Amount   Shares    Amount        Shares       Amount      Capital
                                                   --------- --------  ------    ------       --------     --------   ----------
Balance at July 1, 1996                             662,500      663   13,000     130,000      4,258,723     4,259    4,510,078
      Issuance of common stock to vendors
         for payment of goods/services                    -        -        -           -        110,695       111      304,402
      Issuance of common stock through
        a private placement offering                      -        -        -           -        200,005       200      298,530
      Issuance of common stock for
         stock options exercised                          -        -        -           -         10,000        10       19,990
      Conversion of Debt and accrued interest
          to common stock                            15,000       15        -           -         13,897        14      113,123
      Unrealized Loss on Securities
      Net loss
                                                  --------- --------  -------  ----------     ----------  -------- ------------

Balance at March 31, 1997                           677,500    $ 678   13,000   $ 130,000      4,593,320  $  4,593  $ 5,246,123
                                                  ========= ========  =======  ==========     ==========  ======== ============


Balance at July 1, 1997                             662,500      663   13,000     130,000      4,605,815     4,606    5,334,895
      Issuance of common stock to vendors
          for payment of goods/services                   -        -  (13,000)   (130,000)        59,097        57      203,135
      Issuance of common stock to employees
         for payment of wages                                                                     12,934        13       46,766
      Issuance of common stock for
         stock warrants exercised                                                                 18,750        19       42,481
      Issuance of stock through private
         stock sales                                134,500      134        -           -        489,809       493    1,530,771
      Issuance of common stock for
         stock options exercised                          -        -        -           -        147,107       147      379,353
      Conversion of convertible debt and
          accrued interest to common stock           45,000       45        -           -        882,867       883    1,899,500
      Conversion of Series A preferred stock
           into common stock                       (150,000)    (150)                            300,000       300
      Issuance of common stock to
          purchase FOCUS Publications                                                             20,000        20       49,980
      Issuance of common stock as
          capital in a related business                                                          300,000       300      449,700
      Series A preferred stock dividends
          paid in common stock                                                                    59,363        59
      Unrealized Loss on Securities reversal
      Unrealized Loss on WebQuest Stock
      Stock issued as collateral in LLC
      Net loss
                                                  --------- --------  -------  ----------      ---------  -------- ------------

Balance at March 31, 1998                           692,000    $ 692        -   $       -      6,895,742  $  6,896  $ 9,936,582
                                                  ========= ========  =======  ==========      =========  ======== ============


See accompanying notes.
(RESTUBBED TABLE)


                                                      Receivable       Unrealized                      Dividends on
                                                        from            Loss on        Accumulated       Series A
                                                      Stockholder      Securities        Deficit      Preferred Stock      Total
                                                    -------------     ------------     -----------    ---------------      -----



Balance at July 1, 1996                                  (500,000)             -         (5,452,095)                     (1,307,095)
      Issuance of common stock to vendors
         for payment of goods/services                          -              -                  -                         304,513
      Issuance of common stock through
        a private placement offering                      500,000              -                  -                         798,730
      Issuance of common stock for
         stock options exercised                                -                                 -                          20,000
      Conversion of Debt and accrued interest
          to common stock                                       -                                 -                         113,151
      Unrealized Loss on Securities                                                                                               -

      Net loss                                                                           (1,614,021)                     (1,614,021)
                                                      -----------    -----------        -----------    -----------    -------------

Balance at March 31, 1997                                $      -       $      -        $(7,066,116)    $        -     $ (1,684,722)
                                                      ===========    ===========        ===========    ===========    =============


Balance at July 1, 1997                                         -       (330,775)        (7,574,001)                     (2,434,612)
      Issuance of common stock to vendors
          for payment of goods/services                         -              -                  -                          73,192
      Issuance of common stock to employees
         for payment of wages                                                                                                46,779
      Issuance of common stock for
         stock warrants exercised                                                                                            42,500
      Issuance of stock through private
         stock sales                                            -                                                         1,531,396
      Issuance of common stock for
         stock options exercised                                -                                                           379,500
      Conversion of convertible debt and
          accrued interest to common                            -                                                         1,900,428
      Conversion of Series A preferred stock
           into common stock                                                                                                    150
      Issuance of common stock to
          purchase FOCUS Publications                                                                                        50,000
      Issuance of common stock as
          capital in a related business                                                                                     450,000
      Series A preferred stock dividends
          paid in common stock                                                                            (118,725)        (118,666)
      Unrealized Loss on Securities reversal                             330,775                                            330,775
      Unrealized Loss on WebQuest Stock                                 (700,000)                                          (700,000)
      Stock issued as collateral in LLC                                                                                           -
      Net loss                                                                           (1,956,160)                     (1,956,160)
                                                      -----------    -----------        -----------    -----------     ------------

Balance at March 31, 1998                                $      -     $ (700,000)       $(9,530,161)    $ (118,725)    $   (404,716)
                                                      ===========    ===========        ===========    ===========     ============

See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                      Consolidated Statements of Cash Flows
                           Nine months ended March 31,
                                    UNAUDITED

                                                                       1998                1997
                                                                   --------------     ---------------
Cash flows from operating activities:
     Net loss                                                       $ (1,956,160)       $ (1,614,021)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
     Depreciation and amortization                                       217,651             195,658
     Loss on sale of securities                                           63,125                   -
     Gain on sale of fixed assets                                           (300)                  -
     Common stock issued for goods and services                          131,724             275,665
     Common stock issued for employee compensation                        46,779              12,000
     Changes in assets and liabilities net of effects from
       purchase of FOCUS:
           Trade receivables                                             (57,825)           (312,547)
            Inventories                                                  (52,749)             18,665
            Prepaid expenses                                             (14,604)             30,050
            Accounts payable                                             (39,845)            (85,199)
            Accrued liabilities                                         (171,922)            (44,210)
            Deferred revenue                                            (284,234)            152,557
                                                                   --------------     ---------------
               Net adjustments                                          (162,200)            242,639
                                                                   --------------     ---------------
                   Net cash used in operating activities              (2,118,360)         (1,371,382)
                                                                   --------------     ---------------

Cash flows from investing activities:
     Purchase of property and equipment                                 (131,846)           (130,939)
     Net cash received on purchase of FOCUS                                2,134                   -
     Proceeds from securities sales                                      744,875                   -
     Proceeds from fixed asset sales                                         300                   -
     Deposit on Opticom Corporation purchase                            (100,000)                  -
     Capital contributed to REOSeekers, LLC                               (7,394)                  -
     Net change in other assets                                            4,286             (39,034)
                                                                   --------------     ---------------
                 Net cash used in investing activities                   512,355            (169,973)
                                                                   --------------     ---------------

Cash flows from financing activities:
     Proceeds from convertible debt                                            -             619,252
     Principal payments on capital lease obligations                     (16,799)            (14,450)
     Proceeds from notes payable - related parties                       118,000                   -
     Payments on notes payable - related parties                        (188,028)           (180,467)
     Proceeds from notes payable                                         259,901             200,000
     Payments on notes payable                                          (285,000)           (100,000)
     Net proceeds from exercise of stock options/warrants                422,000                   -
     Net proceeds from sale of stock                                   1,383,477             848,730
                                                                   --------------     ---------------
                  Net cash provided by financing activities            1,693,551           1,373,065
                                                                   --------------     ---------------

Net (decrease) increase in cash                                           87,546            (168,290)

Cash at beginning of fiscal year (July 1)                                 32,222             165,769
                                                                   --------------     ---------------

Cash at end of period                                                  $ 119,768            $ (2,521)
                                                                   ==============     ===============

See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                Consolidated Statements of Cash Flows - Continued

                                                          Nine months
                                                        ended March 31,
                                                       1998          1997
                                                     ----------------------
Supplemental disclosure of cash flow information:
      Cash paid for interest                         $  118,287    $ 42,108
                                                     ==========    ========

Supplemental disclosure of non-cash investing and financing activities:

Nine Months Ended March 31, 1998
--------------------------------

The Company wrote up certain securities classified as available-for-sale in the amount of $330,775, effectively reversing the write down from the previous fiscal period. This was done to bring the cost back in line with the amount actually received in cash when these securities were sold.

The Company issued stock to vendors in exchange for reductions in outstanding accounts payable in the amount of $51,982.

The Company converted 13,000 shares of outstanding preferred Series B stock for 35,000 shares of common stock.

The Company converted $1,678,500 of convertible debt into common stock.

The Company paid $118,725 in dividends on preferred Series A stock by issuing shares of the Company's common stock.

The Company funded its $450,000 investment in a limited liability company by issuing 300,000 shares of its common stock to the LLC.

One of the holders of the Company's preferred Series A stock converted their shares into common stock.

The Company received common stock in an entity related by common stock ownership in return for the license of technology valued at $700,000.

The Company purchased all of the outstanding stock of FOCUS by issuing 20,000 shares of common stock valued at $2.50 per share in exchange for $8,086 in assets and $1,585 in liabilities.

See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                Consolidated Statements of Cash Flows - Continued

Supplemental disclosure of non-cash investing and financing activities:

Nine Months Ended March 31, 1997
--------------------------------

The Company canceled the issuance of 250,000 shares of common stock when a certificate of deposit in the amount of $500,000 received by the Company for the stock purchase became uncollectible.

The Company issued 110,695 shares of common stock in exchange for goods and services.





See accompanying notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997


1. Description of Business and Financing Requirements

These financial statements include all adjustments that in the opinion of management are necessary in order to make the financial statements not misleading.

NDS Software, Inc. ("NDS") was originally incorporated under the Laws of Nevada on October 28, 1987. On July 20, 1994, NDS merged with XRF Corporation ("XRF"), which was incorporated in Utah. Through the terms of the merger agreement, XRF, the surviving entity, acquired all of the outstanding common stock of NDS and NDS ceased to exist. However, due to the substance of the transaction, the merger has been treated as a purchase of XRF by NDS (Note 3). Subsequent to the merger, XRF changed its name to NDS Software, Inc. and has been re-domiciled in the state of Nevada.

On May 8, 1996, NDS acquired 100% of the outstanding stock of Visual Listings, Inc. ("VLI") located in Brea, California. The acquisition of VLI was accounted for as a purchase that resulted in the Company recording $637,696 of goodwill (Note 3). On August 11, 1997 the Company acquired FOCUS Publications, Inc. ("Focus") which was finalized on December 31, 1997. The acquisition of FOCUS was accounted for as a purchase that resulted in the Company recording $42,615 of goodwill (Note 3).

NDS offers desktop software products used by real estate professionals to manage information, contacts and listings.

VLI provides public access to the Multiple Listing Service via the Internet through its HomeSeekers.com Internet site. The Internet site allows potential home buyers to view multiple listings using a standard Internet dial up connection. VLI also provides an alternative access to the Multiple Listing Service on HomeSeekers and CityNet, a product that opens the same data to a non-Internet connected home buyer that has a computer and modem.

Focus produces regional relocation information including economic, housing, education, entertainment and other related information of interest to businesses and individuals relocating to the area in paperback form for sale to realtors, title companies and individuals relocating in the area.

VLI and FOCUS Publications are being operated as divisions of the Company. The consolidated financial statements include the accounts of NDS and its two divisions, VLI ("HomeSeekers") and FOCUS Publications ("Focus"). All significant inter-company balances and transactions have been eliminated in consolidation.

NDS changed its name to HomeSeekers.com, Inc. on July 1, 1998.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

1. Description of Business and Financing Requirements (continued)

The Company has not yet generated revenues sufficient to fund operations and has generated the additional cash necessary to fund operations through the issuance of equity and convertible debt. Accordingly, the Company' ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, will be obtained on terms favorable to or affordable by the Company.

The Company' management is exploring several funding options and expects to raise additional capital in 1998 and to continue to develop the Company' operations around its products. Ultimately, however, the Company will need to achieve profitable operations in order to continue as a going concern. The Company incurred net losses of $2,311,959 and $2,121,906 for the years ended June 30, 1996 and 1997, respectively, and has incurred a net loss of $1,956,160 for the nine months ending March 31, 1998. The Company has an accumulated deficit of $9,530,161 as of March 31, 1998.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.  Significant Accounting Policies

Revenue Recognition

Revenues from sales of software licenses are recognized upon shipment of the related product, net of revenues attributable to insignificant customer obligations, if any. Advertising revenues are recognized ratably over the term of the advertising agreement beginning at the time the advertisement first is displayed on the Company's Internet site. Payments received from customers prior to the Company shipping product or displaying advertisements are recorded as deferred revenue.

In accordance with Statement of Position 91-1, the Company accounts for certain software transactions for which there is no reasonable basis of estimating the degree of collectibility of related receivables using the installment method of accounting, effectively recording the transaction as deferred revenue until the collectibility is probable. See Note 4 "Investments".

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

2.    Significant Accounting Policies (continued)

Software Development Costs

The Company accounts for the costs of developing software products to be sold in accordance with Statement of Financial Accounting Standards 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" which requires the capitalization of costs only during the period from the establishment of technological feasibility to the time at which the product is available for general release to customers. These costs are not material to the Company's financial position or results of operations, and have been charged to research and development expense in the accompanying statements of operations.

Concentrations

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to credit risk consist primarily of cash in bank, trade receivables, and receivables from officers/stockholders. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At March 31, 1998, substantially all of the accounts receivables are due from customers within the real estate and related industries.

Concentrations of Operations - All of the Company's current products are designed for operation in the national domestic real estate market. Any recessionary pressures or other disturbances in the national real estate market could have an adverse effect on the Company's operations. For the nine months ended March 31, 1998, 43% of the Company's revenues were received from one customer from the sale of customer leads.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

2.     Significant Accounting Policies (continued)

Fair Values of Financial Instruments

Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The Carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets" fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107, which consist of privately-issued convertible debt and notes payable, do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the limited information available to the Company and because of the significance of the cost to obtain independent appraisals for this purpose.

Marketable Securities

The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value in the balance sheet in current assets, with the change in fair value during the period included in earnings.

Securities investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments and other assets. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a separate component of equity.

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

2.     Significant Accounting Policies (continued)

Inventory

Inventory is recorded at the lower of cost (first-in, first-out method) or market and consists of Focus division publications.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 3 years, or the lease term, whichever is shorter.

Goodwill

The Company has classified as goodwill the cost in excess of fair value of the net assets of VLI and Focus Publications, both acquired in purchase transactions. All goodwill is being amortized on a straight-line method over 5 years. Amortization charged to continuing operations amounted to $32,975 and $103,170 for the nine months ended March 31, 1997 and 1998, respectively. Goodwill accumulated amortization at March 31, 1998 was $249,278. At each balance sheet date, the Company evaluates the reliability of goodwill based upon expectations of non-discounted cash flows and operating results of VLI and Focus. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at March 31, 1998.

Income Taxes

The liability method is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

2.  Significant Accounting Policies (continued)

Advertising

The Company periodically places advertisements in newspapers and magazines. Costs of advertising are expensed when paid.

Net Loss Per Share

Net loss per share is based on the simple average number of shares of common stock and dilutive common stock equivalents outstanding during the period. Other common stock issuable upon the conversion of convertible preferred stock, convertible redeemable promissory notes and upon the exercise of certain common stock warrants and stock options have been excluded from the computation because their inclusion would be anti-dilutive.

Stock Options

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for fiscal years beginning after December 15, 1995, or earlier as permitted. As provided by SFAS No. 123, the Company will continue to account for employee stock options under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. There were options to purchase 3,565,700 shares of common stock outstanding as of March 31, 1998.

3.  Business Acquisitions

On July 20, 1994, the Company merged with XRF Corporation, (XRF), (a Utah Corporation). Through the terms of the merger agreement, XRF, the surviving entity, acquired all of the outstanding common stock of NDS and NDS ceased to exist. The existing stockholders of XRF retained their 1,192,352 shares and the stockholders of NDS received shares of XRF at a ratio of 76.5 to 1 for a total of 1,700,000 shares. Due to majority ownership of the Company after the transaction by NDS stockholders and XRF's lack of substantial assets, liabilities, or marketable products, the transaction was treated as a reverse acquisition of XRF by NDS using the purchase method for accounting purposes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

3.     Business Acquisitions (continued)

Effective May 8, 1996, Visual Listings, Inc. (a California corporation) became a division of NDS as part of an agreement in which NDS acquired all of the outstanding shares of VLI in return for 280,000 shares of NDS? common stock valued at $560,000. The acquisition was accounted for as a purchase and resulted in the assumption of net liabilities of $77,696.

On August 11, 1997, the Company acquired FOCUS Publications, Inc. (a Nevada corporation) ("Focus") which was finalized on December 31, 1997. NDS acquired all of the outstanding shares of Focus in return for 20,000 shares of NDS? common stock valued at $45,000. The acquisition was accounted for as a purchase.

4.  Investments

On January 16, 1998, the Company entered into a Limited Liability Company ("LLC") with a mortgage business to develop and operate a new Internet site that brings the Company's real estate listings together with the other party's mortgage offerings. The Company contributed 300,000 shares of common stock to this LLC as collateral should the company not perform as promised. These shares may be forfeited at a maximum of 100,000 shares per year over a three-year period.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

5.     Property and Equipment

                                                                               March 31,
Property and equipment consist of the following:                         1998               1997
                                                                         -------            ----
         Computer equipment                                             $690,992         $551,229
         Software                                                        102,307          100,099
         Furniture and office equipment                                  110,921          109,670
         Leasehold improvements                                           13,542           13,542
                                                                        --------        ---------
                                                                         917,762          774,540

         Less accumulated depreciation and amortization                 (462,185)        (313,321)
                                                                        $455,577         $461,219

6.  Accrued Liabilities

                                                                               March 31,
Accrued liabilities consist of the following:                           1998                1997
                                                                        ----                ----
         Accrued payroll and related expenses                           $272,277         $113,703
         Accrued Interest                                                 17,689          109,429
         Other accrued liabilities                                        30,005           30,200
                                                                        --------        ---------
                                                                        $319,971         $253,058

7.  Notes Payable

During December 1996, the Company issued $200,000 in promissory notes to an unrelated third party in return for cash. Interest at 12% and principal was due on or before January 15, 1997. As of June 30, 1997, principal and interest of $100,000 was repaid with a remaining principal balance of $105,918 plus accrued interest.

8.    Notes Payable to Related Parties

The Company has three notes payable to related parties totaling $37,075 at March 31, 1998, which were acquired in the acquisition of VLI. Interest accrues at annual rates of 16.65% to 18% and principle and interest is payable on demand.

At March 31, 1998, the weighted average interest rate on all short-term borrowings including related party borrowings was 13%.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

9.  Convertible Redeemable Promissory Notes with Warrants

During March of 1996, the Company commenced a $1.5 million, 60 unit private placement of unsecured convertible redeemable promissory notes (the "Notes") with attached redeemable common stock purchase warrants (the "Warrants") priced at $25,000 per unit. A unit includes a redeemable promissory note and a warrant, as discussed below. The Company completed the placement in July 1996, receiving $1,500,000 in gross proceeds.

In August 1996, the Company commenced and completed a $500,000, 20 unit private placement of unsecured convertible redeemable promissory notes with attached redeemable common stock purchase warrants priced at $25,000 per unit. A unit includes a redeemable promissory note and a warrant. The Company placed 23.24 units and received $581,000.

The Notes mature June 1, 1999 and accrue interest at 12% per annum payable semi-annually on June 1 and December 1. The Notes became convertible at the option of the note holder beginning September 15, 1996 at the rate of one share of the Company's common stock per $2 of indebtedness. The Notes become redeemable at the option of the Company at the same rate above at any time subsequent to November 1, 1996 provided that a registration statement covering the shares of common stock issuable upon the conversion of the Notes is effective with the Securities and Exchange Commission.

Each unit also consists of a Warrant to purchase 12,500 shares of the Company's common stock at an exercise price of $3 per share at any time prior to December 15, 1998. The Warrants are redeemable at the option of the Company at a price per common share of $0.01 provided that a registration statement covering the shares of common stock issuable upon the exercise of the Warrants is effective with the Securities and Exchange Commission and the market price of the Company's common stock is $6 per share for 10 consecutive trading days.

At March 31, 1998, Warrants to purchase 1,040,500 shares of the Company's common stock had been issued to the note holders, with Warrants to purchase 12,500 shares exercised.

10.  Stockholders' Equity (Deficit)

Common Stock

As of March 31, 1998 the Company has reserved a total of 6,863,444 shares of common stock pursuant to outstanding warrants, options, convertible preferred stock and convertible redeemable promissory notes.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

10.  Stockholders' Equity (Deficit) (continued)

Redeemable Common Stock Warrants

As of March 31, 1998 the Company has Warrants outstanding to purchase 1,724,994 shares of common stock at prices ranging from $1.47 to $6.00 per share for periods of 2 1/2 years to 6 1/2 years.

Stock Options

As of March 31, 1998, the Company has options outstanding to purchase an aggregate of 3,565,700 Shares of the Company at prices ranging from $1.47 to $6.50 per Share and for exercise periods ranging from two years to five years from the date of issuance.

Preferred Stock

Class A, Series A preferred stock has a par value of $.001 and is entitled to a cumulative dividend of 15% per annum based upon a value of $2 per share at the time of conversion to common stock. At the option of the preferred stockholder, each share of stock can be redeemed at $1 per share or can be converted to common stock at a rate of two shares of common for each share of preferred. Each share of Class A preferred stock is entitled to the voting rights of five shares of common stock.

On June 30, 1995, the Company converted short and long-term notes payable to officers and stockholders of $535,613 and related interest of $100,866 (at a rate of 15%) into 662,500 shares of Class A preferred stock.

Class B convertible preferred stock has a par value of $10 and is entitled to a cumulative dividend, when declared, of 9% per annum based upon a value of $10 per share. At the option of the board of directors, each share of stock can be redeemed at $10 per share or can be converted to common stock at a rate of five shares of common for each share of preferred. Conversion to common stock cannot occur until at least six months after issuance and if the listed price of the Company's common stock has been at least $3 for at least ten consecutive trading days with an aggregate volume of no less than 20,000 shares. Class B convertible preferred stock is not entitled to the voting rights of common stock.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

10.  Stockholders' Equity (Deficit) (continued)

Preferred Stock (continued)

The Board of Directors has authorized the creation of a class of Preferred Stock, $0.001 par value per share, $10.00 stated value per share, denominated as Class C $10 6% Cumulative Preferred Stock ("Class C Preferred Stock"). The Class C Preferred Stock consists of 400,000 shares, none of which have been issued or are outstanding. Dividends on the Class C Preferred Stock are payable, in arrears, at the rate of 6% per annum. Holders of Class C Preferred Stock are not entitled to voting rights. The Class C Preferred Stock is entitled to a liquidation preference of $10.00 per share, which preference is payable pari passu with the liquidation preference payable to holders of the Series A Preferred Stock and Class B Preferred Stock. Each share of Class C Preferred Stock is convertible into shares of common stock at the greater of $3.00 per share or 75% of the average closing bid price of the common stock for the five trading days prior to issuance. The Class C Preferred Stock is also automatically convertible into common stock at the closing of any future public offering of the Company's securities.

As of March 31, 1998, $118,725 in dividends have been declared, and paid in the form of common stock, on Class A convertible preferred stock. No dividends have been declared or paid on Class B convertible preferred stock or on Class C Preferred Stock.

11.  1996 Stock Option Plan

On October 9, 1996, the Company's Board of Directors ratified a stock option plan under which the Company may grant incentive and non-statutory stock options to employees, directors, and consultants. As part of the provisions of the Plan, the Company may grant, but is not obligated to grant, options that include reload features. The Company has reserved 5,500,000 shares of its common stock for issuance under the Plan. Options granted generally have terms from one to five years from the date of grant and generally vest immediately or ratably over their terms. The exercise price of incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The exercise price of non-statutory stock options granted under the Plan may not be less than 75% of the fair market value of the Company's common stock on the date of the grant. For a person, who, at the time of the grant, owns stock representing 10% of the voting power of all classes of the Company's stock, the exercise price of the incentive stock options granted under the Plan may not be less than 110% of the fair market value of the common stock on the date of the grant.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

11.  1996 Stock Option Plan (continued)

The Company applies APB Opinion 25 in accounting for its fixed stock option plan. Accordingly, since the market value and the option price of the Company?s stock were equal on the measurement date, no compensation cost has been recognized for the Plan for the fiscal periods ended March 31, 1998 and 1997. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income (loss) and earnings per share would have been impacted as follows:
                                               Nine Month Period Ended March 31,
                                               ---------------------------------
                                                   1998                 1997
                                                   ----                 ----
         Net Income (Loss)
         -----------------
         As reported                           $  (1,956,160)    $  (1,614,021)
                                               =============     =============

         Pro forma                             $  (4,244,931)    $  (5,899,055)
                                               =============     =============


         Primary Earnings Per Share
         --------------------------
         As reported                           $        (.34)    $        (.36)
                                               =============     =============

         Pro forma                             $        (.74)    $       (1.33)
                                               =============     =============

         Fully Diluted Earnings Per Share
         --------------------------------
         As reported                           $        (.34)    $        (.36)
                                               =============     =============

         Pro forma                             $        (.74)    $       (1.33)
                                               =============     =============



For purposes of estimating the fair value of each option granted in accordance with FASB 123, the Black-Scholes Model was used. The following assumptions were made in estimating fair value:


                                    Dividend yield                          0%

                                    Risk-free interest rate              8.50%

                                    Expected life                      3 years

                                    Expected volatility                111.18%

Compensation expense that would have been charged to operations had the provisions of FASB 123 been applied were $2,288,771 for the nine month period ended March 31, 1998, and $4,285,035 for the nine month period ended March 31, 1997.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

11.  1996 Stock Option Plan (continued)

Following is a summary of the status of options outstanding during the nine month periods ended March 31, 1998 and 1997:

                                                             Nine Months Ended March 31,
                                                             ---------------------------
                                                     1998                                1997
                                         -------------------------------     ----------------------------
                                                               Weighted                          Weighted
                                                               Average                            Average
                                                               Exercise                          Exercise
                                          # of Shares           Price         # of Shares         Price
                                          -----------           -----         -----------         -----
     Outstanding at July 1,
       1997 and 1996                          3,015,800         $  1.68          2,100,800         $  1.60

     Granted                                    790,000            2.63            955,000            2.01
     Canceled                                  (100,000)           3.94            (30,000)           6.38
     Exercised                                 (140,100)           2.60            (25,000)           2.00
                                            -----------         -------         ----------         -------

     Outstanding at March 31                  3,565,700            1.79          3,000,800            1.68
                                            ===========         =======         ==========         =======

     Options exercisable
      at March 31                             3,565,700            1.79          3,000,800            1.68
                                            ===========         =======         ==========         =======

     Weighted average fair value of
     options granted during 1998 and 1997                        $ 2.90                             $ 4.49
                                                                =======                            =======


               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

12.  Income Taxes

Deferred taxes result from temporary differences in the recognition of certain revenue and expense items for income tax and financial reporting purposes. The significant components of the Company?s deferred taxes as of March 31, 1998 and 1997 are as follows:

                                                                  1998                      1997
                                                              ------------              ------------
         Deferred tax assets:
            Net operating loss carryover                     $ 2,402,086                $ 1,807,417
            Deferred revenue                                     187,662                    118,367
            Depreciation                                               -                      8,461
            Employee salaries issued in stock                     20,573                      4,200
           Allowance for bad debts                                 1,544                          -
                                                              ----------                -----------
                                                               2,611,865                  1,938,445
         Deferred tax liabilities:
            Depreciation                                          (6,274)                         -
                                                              ----------                -----------
                                                               2,605,591                  1,938,445
         Less: Valuation allowance                            (2,605,591)                (1,938,445)
                                                              ----------                -----------

              Net Deferred Taxes                              $      -0-                $       -0-
                                                              ==========                ===========

The increase in the valuation allowance was $667,146 and $550,457 for the nine months ended March 31, 1998 and 1997, respectively.

The company has available at March 31, 1998 $6,863,103 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2008 to 2013. The principal reasons for the difference between the effective income tax rate and the federal statutory income tax rate are as follows:

                                                               1998                        1997
                                                           ------------                -------------
         Federal benefit expected at statutory rate            $(444,906)                 $ (564,907)
         Net operating loss with no current benefit              628,646                     507,134
         Taxable deferred revenue                               (237,148)                     53,395
         Amortization of software costs                                -                     (22,472)
         Depreciation                                             37,036                      22,650
         Employee salaries issued in stock                        16,373                       4,200
         Other                                                        (1)                          -
                                                           -------------               -------------
                                                           $         -0-               $         -0-
                                                           =============               =============

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

13.  Commitments

Leases

The Company leases its facilities under two non-cancelable operating leases. One facility lease includes an escalation clause based on the consumer price index and is adjusted on an annual basis and has a term of five years. The other facility lease has a term of three years where the monthly rental payment increases $100 annually on top of a stated base rate. The Company also leases certain equipment under operating leases. The following is a schedule, by years, of the future minimum lease payments under operating leases as of March 31, 1998.


                                                              Operating Leases
                                                              ----------------

       Years ending June 30,
                                                                    $30,479
                1998

                1999                                                115,422

                2000                                                 24,392
                                                                 ----------
                                                                   $170,293
       Minimum lease payments

Employment Agreements

During May and June of 1996, the Company entered into employment agreements with three officers. The agreements are for a five-year period and call for an annual salary for each officer of $144,000 and an annual bonus of 4% of pre-tax earnings.

Past Due Obligations

The Company is currently in default under the terms of one note payable to an outside third party wherein the required payment at the maturity date of the note payable in the amount of $35,000 has not been paid. The Company has been paying the accrued interest and intends on paying the principal balance once cash funds allow.

In addition, the Company is currently delinquent in the payment of a number of accounts payable. The Company is attempting to payoff these outstanding obligations as soon as practicable given its cash flow requirements.

               HomeSeekers.com, Inc. (Formerly NDS Software, Inc.)
                   Notes To Consolidated Financial Statements
                             March 31, 1998 and 1997
                                   (Continued)

14.  Restated Financial Statements

Related Party Transaction

In previously published financial statements as of March 31, 1998, the Company recorded common stock it received as partial payment for services rendered from WebQuest International, Inc. ("WebQuest"), a related party. The Company has also received $658,000 in cash from WebQuest for services from January 1997 through August 1998. The common stock was classified on the balance sheet as securities available-for-sale at its estimated realizable value of $700,000 as of March 31, 1998. This stock is restricted stock and is still not trading on any stock exchange or over-the-counter ("OTC") market as of August 31, 1998. Therefore, Company management has reversed this non-cash transaction.

This restatement resulted in a reduction in sales and in increases in net losses for the nine months ending, and the three months ending March 31, 1998 of $685,000 ($.12 per share) and $160,000 ($.03 per share), respectively. Investments of $700,000, included in current assets, was reduced to zero, deferred revenue included in current liabilities was increased by $685,000 and the $700,000 value of the stock was recorded as an "Unrealized loss on securites" in stockholders' deficit.

WebQuest has filed its Form 10-SB, Amendment number 1 with the Securities and Exchange Commission, and has represented to Company management that this stock will be traded on the NASD's Over the Counter Bulletin Board soon. The Company will recognize the $700,000 of revenue when the stock becomes a marketable asset.

Index to Consolidated Financial Statements


Report of Independent Certified Public Accountants on June 30,
   1997, financial statements ........................................ F-24
Report of Independent Certified Public Accountants on June 30,
   1996, financial statements......................................... F-25
Consolidated Balance Sheet at June 30, 1996 and 1997.................. F-26
Consolidated Statements of Operations for the years ended June 30,
  1996 and 1997....................................................... F-27
Consolidated Statements of Stockholders' Deficit for the years ended
  June 30, 1996 and 1997.............................................. F-28
Consolidated Statements of Cash Flows for the years ended June 30,
  1996 and 1997....................................................... F-29-F-30
Notes to Consolidated Financial Statements............................ F-31-F-51

              Report of Independent Certified Public Accountants
               --------------------------------------------------


To the Board of Directors and Stockholders of NDS Software, Inc.:

We have audited the accompanying consolidated balance sheet of NDS Software, Inc. (a Nevada corporation) as of June 30, 1997, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of NDS Software, Inc. for the year ended June 30, 1996, were audited by other auditors whose report thereon, dated August 31, 1996, expressed a qualified opinion due to a going concern uncertainty.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Software, Inc. as of June 30, 1997, and the consolidated results of its operations and its consolidated cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Albright, Persing & Associates, Ltd.
----------------------------------------
Reno, Nevada
November 13, 1997
                                      F-24

               Report of Independent Certified Public Accountants
               --------------------------------------------------


To the Board of Directors and Stockholders of NDS Software, Inc.

We have audited the accompanying consolidated balance sheet of NDS Software, Inc. (a Nevada corporation) as of June 30, 1996, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years ended June 30, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of NDS Software, Inc. as of June 30, 1996, and the consolidated results of its operations and its consolidated cash flows for the years ended June 30, 1995 and 1996 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time. These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Grant Thornton LLP
------------------------
Reno, Nevada
August 31, 1996 (except for notes 10 and
13, as to which the date is October 9,1996)

                               NDS Software, Inc.
                           Consolidated Balance Sheets
                                    June 30,


                                                                                                       1997            1996
                                                                                               -------------------------------
                                                     ASSETS
Current Assets:
            Cash                                                                                      $ 32,222   $    165,769

            Accounts receivables, net of allowance for uncollectible accounts
                 of $4,413 in 1997 and -0- in 1996                                                      99,826         56,269
            Inventories                                                                                  2,951         30,218
            Prepaid expenses                                                                                 -         48,483
                                                                                               -------------------------------
              Total current assets                                                                     134,999        300,739

Investments                                                                                            477,225              -

Account receivable - related party  (to be converted into cash beyond twelve months)                   484,197              -

Property and equipment, net                                                                            433,711        327,593

Goodwill, net of accumulated amortization of $148,797 in 1997 and $21,257 in 1996                      488,899        616,439

Other assets                                                                                            35,640         22,670
                                                                                               -------------------------------
                                                                                                   $ 2,054,671    $ 1,267,441
                                                                                               ===============================


                                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
            Accounts payable                                                                     $     403,128   $    326,470
            Accrued liabilities                                                                        491,893        297,268
            Current portion of capital lease obligations                                                16,799         23,115
            Notes payable                                                                              150,616         44,698
            Notes payable - related parties                                                            157,103        218,803
            Deferred revenue                                                                         1,213,744        185,635
                                                                                               -------------------------------
                   Total Current liabilities                                                         2,433,283      1,095,989

Convertible debt                                                                                     2,056,000      1,461,748

Long-term portion of capital lease obligations                                                               -         16,800

Commitments                                                                                                  -              -

Stockholders' deficit:
            Series A convertible preferred stock, $0.001 par value,
            5,000,000 shares authorized; 662,500 shares issued and outstanding
            at June 30, 1997 and 1996                                                                      663            663
            Series B convertible preferred stock, $10.00 par value,
             200,000 shares authorized; 13,000 shares issued and outstanding
            at June 30, 1997 and 1996                                                                  130,000        130,000
            Common stock, $.001 par value, 50,000,000 shares authorized;
            4,605,815 shares and 4,258,723 shares issued and outstanding at
            June 30, 1997 and 1996, respectively                                                         4,606          4,258
            Additional paid-in capital                                                               5,334,895      4,510,078
            Receivable from stockholder                                                                      -       (500,000)
            Accumulated deficit                                                                     (7,574,001)    (5,452,095)
            Unrealized loss on securities                                                             (330,775)             -
                                                                                               -------------------------------
                   Total stockholders' deficit                                                      (2,434,612)    (1,307,096)
                                                                                               -------------------------------
                                                                                                   $ 2,054,671    $ 1,267,441
                                                                                               ===============================

                               NDS Software, Inc.
                      Consolidated Statements of Operation
                              Years Ended June 30,



                                                      1997         1996
                                                      ----         ----

Net Sales                                          $1,589,658     $526,618

Cost of sales                                         223,624       87,170
                                                  -----------  -----------
Gross Profit                                       $1,366,034     $439,448

Operating expenses:
     Selling, general and administrative            2,882,161    2,446,880
     Research and development                         339,072      192,645
                                                  -----------  -----------
                                                    3,221,233    2,639,525

Net loss from operations                          ($1,855,199) ($2,200,077)

Other income (expense):
     Interest expense                                (290,331)    (119,390)
     Other                                             23,624        7,508
                                                  -----------  -----------
Loss before provision for income taxes            ($2,121,906) ($2,311,959)
Provision for income taxes                                  -            -

Net loss                                          ($2,121,906) ($2,311,959)
                                                  ===========  ===========
Net loss per common share                              ($0.48)      ($0.65)
                                                  ===========  ===========

Shares used in per share calculations               4,438,333    3,548,232

                               NDS Software, Inc.
                Consolidated Statements of Stockholders' Deficit



                                                         Series A                     Series B
                                                      Preferred Stock             Preferred Stock              Common Stock
                                                ---------------------------  -------------------------  ---------------------------
                                                   Shares         Amount       Shares        Amount         Shares        Amount
                                                -------------  ------------  -----------  ------------  --------------  -----------

 Balance at July 1, 1995                        $    662,500     $     663            -    $        -       3,122,352   $    3,122

      Issuance of preferred stock                          -             -       13,000       130,000               -            -
      Issuance of common stock                             -             -            -             -         246,621          247
      Issuance of common stock through
        a private placement offering                       -             -            -             -         250,000          250
      Issuance of common stock through
        a private placement offering                       -             -            -             -         324,750          324
      Issuance of common stock for purchase
        of VLI                                             -             -            -             -         280,000          280
      Issuance of common stock through
        employment agreements                              -             -            -             -          35,000           35
      Net loss                                             -             -            -             -               -            -
                                               -------------  ------------  -----------  ------------  --------------  -----------

Balance at June 30, 1996                             662,500           663       13,000       130,000       4,258,723        4,258

      Issuance of common stock to vendors
         for payment of goods/services                     -             -            -             -         124,592          125
      Issuance of common stock through
        a private placement offering                       -             -            -             -         200,000          200
      Issuance of common stock for
         stock options exercised.                          -             -            -             -          10,000           10
      Conversion of Debt and accrued interest
          to common stock                                  -             -            -             -          12,500           13
      Unrealized Loss on Securities                        -             -            -             -               -            -
      Net loss                                             -             -            -             -               -            -
                                               -------------  ------------  -----------  ------------  --------------  -----------

Balance at June 30, 1997                        $    662,500    $      663       13,000    $  130,000       4,605,815    $   4,606
                                               =============  ============  ===========  ============  ==============  ===========

(TABLE CONTINUED)

                                                   Additional         Receivable      Unrealized
                                                    Paid in             from            Loss on       Accumulated
                                                    Capital          Stockholder      Securities        Deficit            Total
                                                ---------------   ---------------  --------------- ---------------- ----------------
Balance at July 1, 1995                        $    2,392,209     $           -    $           -    $  (3,140,136)    $    (744,142)

      Issuance of preferred stock                           -                 -                                 -           130,000
      Issuance of common stock                        426,784
      Issuance of common stock through                                        -                                 -           427,031
        a private placement offering                  499,750
      Issuance of common stock through                                 (500,000)                                -                 -
        a private placement offering                  628,150                 -                                 -           628,474
      Issuance of common stock for purchase
        of VLI                                        559,720                 -                                 -           560,000
      Issuance of common stock through
        employment agreements                           3,465                 -                                 -             3,500
      Net loss                                              -                 -                        (2,311,959)       (2,311,959)
                                             ----------------   ---------------  ---------------  ---------------  ----------------
Balance at June 30, 1996                            4,510,078          (500,000)               -       (5,452,095)       (1,307,096)

      Issuance of common stock to vendors
         for payment of goods/services                387,540                 -                                 -           387,664
      Issuance of common stock through
        a private placement offering                  362,300           500,000                                 -           862,500
      Issuance of common stock for
         stock options exercised.                      19,990                 -                                 -            20,000
      Conversion of Debt and accrued interest
          to common stock                              54,988                 -                                 -            55,000
      Unrealized Loss on Securities                         -                 -         (330,775)               -          (330,775)
      Net loss                                              -                 -                -      (2,121,906)        (2,121,906)
                                              ---------------  ----------------  ---------------  ---------------  ----------------

Balance at June 30, 1997                       $    5,334,895  $              -    $    (330,775)  $  (7,574,001)   $    (2,434,612)
                                              ===============  ================  ===============  ===============  ================



                               NDS Software, Inc.
                      Consolidated Statements of Cash Flows
                               Years Ended June 30,

                                                                                   1997                1996
                                                                            ---------------------------------
Cash flows from operating activities:
     Net loss                                                                  $  (2,121,906)   $ (2,311,959)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
     Depreciation and amortization                                                   263,923          99,401
     Common stock issued for goods and services                                      287,665         497,863
     Preferred stock issued for goods and services                                         -          20,000
     Convertible debt issued for goods and services                                        -          32,510
     Common stock received in exchange for services                                 (298,000)              -
     Changes in operating assets and liabilities:
          Trade receivables                                                         (527,754)        (31,122)
           Inventories                                                                27,267          33,709
           Prepaid expenses                                                           48,483           1,517
           Accounts payable                                                           76,658        (157,646)
           Accrued liabilities                                                       194,625         135,933
           Deferred revenue                                                          518,109        (226,178)
                                                                            ---------------------------------
           Net cash used in operating activities                                  (1,530,930)     (1,905,972)
                                                                            ---------------------------------

Cash flows from investing activities:
     Purchase of property and equipment                                            (138,915)       (149,790)
     Net change in other assets
                                                                                    (16,556)        (10,996)
     Cash received in acquisition and merger                                              -           1,427
                                                                            ---------------------------------
          Net cash used in investing activities                                    (155,471)       (159,359)
                                                                            ---------------------------------

Cash flows from financing activities:
     Proceeds from convertible debt                                                 619,252       1,347,748
     Principal payments on capital lease obligations                                (23,116)        (23,256)
     Proceeds from notes payable - related parties                                  130,000         369,143
     Payments on notes payable - related parties                                   (191,700)       (188,077)
     Proceeds from notes payable                                                    200,000          59,700
     Payments on notes payable                                                      (94,082)        (49,700)
     Net proceeds from sale of common stock                                         912,500         561,143
     Net proceeds from sale of preferred stock-series B                                   -          70,000
     (Increase) decrease in receivables from officers/stockholders                        -          67,241
                                                                            ---------------------------------
          Net cash provided by financing activities                               1,552,854       2,213,942
                                                                            ---------------------------------

Net (decrease) increase in cash                                                    (133,547)        148,611

Cash at beginning of year                                                           165,769          17,158
                                                                            ---------------------------------

Cash at end of year                                                         $        32,222     $   165,769
                                                                            =================================

                               NDS Software, Inc.
                Consolidated Statements of Cash Flows - Continued

                                                          Years ended June 30,
                                                           1997          1996
                                                       ------------------------
Supplemental disclosure of cash flow information:
          Cash paid for interest                       $    59,886  $    71,898
                                                       ===========  ===========

Supplemental disclosure of noncash investing and financing activities:

During 1997, the Company canceled the issuance of 250,000 shares of common stock when a certificate of deposit in the amount of $500,000 received by the Company for the stock purchase became uncollectible. (Note 10).

During 1997, the Company issued 12,500 shares of common stock in redemption of a convertible debt note in the amount of $25,000.

During 1997, the Company wrote down certain securities classified as available-for-sale in the amount of $330,775.

During 1997, the Company issued 124,592 shares of common stock in exchange for goods and services.

During 1996, the Company purchased all of the outstanding stock of Visual Listings, Inc. by issuing 280,000 shares of common stock valued at $2 per share in exchange for $38,379 in assets and $116,075 in liabilities.

During 1996, the Company issued 213,515 shares of common stock at $2 per share for goods and services.


See accompanying notes.

                               NDS Software, Inc.
                   Notes to Consolidated Financial Statements
                             June 30, 1997 and 1996

1. Description of Business and Financing Requirements

NDS Software, Inc. ("NDS") was originally incorporated under the Laws of Nevada on October 28, 1987. On July 20, 1994, NDS merged with XRF Corporation ("XRF"), which was incorporated in Utah. Through the terms of the merger agreement, XRF, the surviving entity, acquired all of the outstanding common stock of NDS and NDS ceased to exist. However, due to the substance of the transaction, the merger has been treated as a purchase of XRF by NDS (Note 3). Subsequent to the merger, XRF changed its name to NDS Software, Inc. and has been re-domiciled in the state of Nevada.

Effective May 8, 1996, NDS acquired 100% of the outstanding stock of Visual Listings, Inc. ("VLI") located in Brea, California. The acquisition of VLI has been accounted for as a purchase which resulted in the Company recording $637,696 of goodwill (Note 3).

NDS offers desktop software products used by real estate professionals to manage information, contacts and listings. VLI provides public access to the Multiple Listing Service via the Internet through its HomeSeekers.com Internet site. The Internet site allows potential home buyers to view multiple listings using a standard Internet dial up connection. VLI also provides an alternative access to the Multiple Listing Service on HomeSeekers and CityNet, a product that opens the same data to a non-Internet connected home buyer that has a computer and modem.

The consolidated financial statements include the accounts of NDS and its division (the "Company"). All significant inter-company balance and transactions have been eliminated in consolidation.

The Company has not yet generated significant revenue and has funded its operation primarily through the issuance of equity and convertible debt. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, will be obtained on terms favorable to or affordable by the Company. The Company's management is exploring several funding options and expects to raise additional capital in 1998 and to continue to develop the Company's operations around its products. Ultimately, however, the Company will need to achieve profitable operations in order to continue as a going concern. The Company incurred net losses of $2,311,959 and $2,121,906 for the years ended June 30, 1996 and 1997, respectively. The Company has an accumulated deficit of $7,574,001 as of June 30, 1997.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

1. Description of Business and Financing Requirements (continued)

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

2.  Significant Accounting Policies

Revenue Recognition

Revenues from sales of software licenses are recognized upon shipment of the related product, net of revenues attributable to insignificant customer obligations, if any. Advertising revenues are recognized ratably over the term of the advertising agreement beginning at the time the advertisement first is displayed on the Company's internet site. Payments received from customers prior to the Company shipping product or displaying advertisements are recorded as deferred revenue.

In accordance with Statement of Position 91-1, the Company accounts for certain software transactions for which there is no reasonable basis of estimating the degree of collectibility of related receivables using the installment method of accounting, effectively recording the transaction as deferred revenue until the collectibility is probable.

Software Development Costs

The Company accounts for the costs of developing software products to be sold in accordance with Statement of Financial Accounting Standards 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed" which requires the capitalization of costs only during the period from the establishment of technological feasibility to the time at which the product is available for general release to customers. These costs are not material to the Company's financial position or results of operations, and have been charged to research and development expense in the accompanying statements of operations.

Concentrations

Concentrations of Credit Risk - Financial instruments which potentially subject the Company to credit risk consist primarily of cash in bank, trade receivables, and receivables from officers/stockholders. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. At June 30, 1997, substantially all of the accounts receivables are due from customers within the real estate and related industries.

                               NDS Software, Inc.
                   Notes to Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

2.    Significant Accounting Policies (continued)

Concentrations of Operations - All of the Company's current products are designed for operation in the national domestic real estate market. Any recessionary pressures or other disturbances in the national real estate market could have an adverse effect on the Company's operations. In addition, approximately 47% of the Company's revenues were received from an agreement for advertising with one customer for the year ended June 30, 1996. The customer has not renewed the contract for subsequent years. Additionally, for the year ended June 30, 1997, 32% of the Company's revenues were received from one customer from an agreement to access the Company's customer list and 19% of the Company's revenues were received from a related party for a one-time option payment for the right to market software.

Financial Statement Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Fair Values of Financial Instruments

Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"). The Carrying amounts reported in the balance sheet for cash and cash equivalents approximate those assets' fair values. Active markets for the Company's other financial instruments that are subject to the fair value disclosure requirements of SFAS No. 107, which consist of privately-issued convertible debt and notes payable, do not exist and there are no quoted market prices for these instruments. Accordingly, it is not practicable to estimate the fair values of such financial instruments because of the limited information available to the Company and because of the significance of the cost to obtain independent appraisals for this purpose.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

2.  Significant Accounting Policies (continued)

Marketable Securities
The Company's securities investments that are bought and held principally for the purpose of selling them in the near term are classified as trading securities. Trading securities are recorded at fair value in the balance sheet in current assets, with the change in fair value during the period included in earnings.

Securities investments that the Company has the positive intent and ability to hold to maturity are classified as held-to-maturity securities and recorded at amortized cost in investments and other assets. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a separate component of equity.

The Company's investments in marketable equity securities are held for an indefinite period and thus are classified as available-for-sale.

For the year ended June 30, 1997, the Company had $477,225 in available-for-sale securities.

Inventory

Inventory is recorded at the lower of cost (first-in, first-out method) or market and consists primarily of diskettes, manuals and packaging products.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over estimated useful lives of 5 years, or the lease term, whichever is shorter.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

2.  Significant Accounting Policies (continued)

Goodwill

The Company has classified as goodwill the cost in excess of fair value of the net assets of VLI acquired in a purchase transaction. Goodwill is being amortized on a straight-line method over 5 years. Amortization charged to continuing operations amounted to $21,257 and $127,540 for the years ended June 30, 1996 and 1997, respectively. Accumulated amortization at June 30, 1997 was $148,797. At each balance sheet date, the Company evaluates the realizability of goodwill based upon expectations of nondiscounted cash flows and operating results of VLI. Based upon its most recent analysis, the Company believes that no material impairment of goodwill exists at June 30, 1997.

Income Taxes

The liability method is used to account for income taxes. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are scheduled to be in effect when the differences are expected to reverse.

Advertising

The Company periodically places advertisements in newspapers and magazines. Costs of advertising are expensed when paid. Total advertising costs for the years ended June 30, 1996 and 1997 were $197,116 and $49,045, respectively.

Net Loss Per Share

Net loss per share is based on the weighted average number of shares of common stock and dilutive common stock equivalents outstanding during the period. Other common stock issuable upon the conversion of convertible preferred stock, convertible redeemable promissory notes and upon the exercise of certain common stock warrants and stock options have been excluded from the computation because their inclusion would be anti-dilutive.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

2.  Significant Accounting Policies (continued)

Stock Options

The Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, which is effective for fiscal years beginning after December 15, 1995, or earlier as permitted. As provided by SFAS No. 123, the Company will continue to account for employee stock options under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. The Company has disclosed the proforma net loss and earnings per share effect, as if the Company had used the fair value based method prescribed under SFAS No. 123 in Note 11.

3.  Business Acquisitions

On July 20, 1994, the Company merged with XRF Corporation, (XRF), (a Utah Corporation). Through the terms of the merger agreement, XRF, the surviving entity, acquired all of the outstanding common stock of NDS and NDS ceased to exist. The existing stockholders of XRF retained their 1,192,352 shares and the stockholders of NDS received shares of XRF at a ratio of 76.5 to 1 for a total of 1,700,000 shares. Due to majority ownership of the Company after the transaction by NDS stockholders and XRF's lack of substantial assets, liabilities, or marketable products, the transaction was treated as a reverse acquisition of XRF by NDS using the purchase method for accounting purposes.

Effective May 8, 1996, Visual Listings, Inc. (a California corporation) became a division of NDS as part of an agreement in which NDS acquired all of the outstanding shares of VLI in return for 280,000 shares of NDS' common stock valued at $560,000. The acquisition was accounted for as a purchase and resulted in the assumption of net liabilities of $77,696.

The unaudited consolidated results of operations on a pro-forma basis as though VLI had been acquired as of the beginning of the Company's fiscal year ended June 30, 1996 are as follows:


                                                                1996
                                                                ----

                  Net Sales                                 $606,796

                  Net Loss                                (2,429,534)

                  Net Loss Per Common Share                   (0.68)

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

4.  Investments

Investments in securities are summarized as follows at June 30, 1997:


                                               Gross                   Gross
                                               Unrealized Gain         Unrealized Loss       Fair Value
                                               ---------------         ---------------       ----------
        Available for sale securities:

           Common Stock                        $              -        $(330,775)            $477,225
                                               ================        ==========            ========


As of June 30, 1997, the Company has written down common stock it received as payment for services rendered from $808,000 to $477,225. The common stock is classified on the balance sheet as securities available-for-sale at its estimated realizable value of $477,225 as of June 30, 1997. Stockholders' equity as of June 30, 1997 includes an unrealized loss on available-for-sale securities of $330,775. The Company may be issued additional shares in the future if several conditions are met, which could have the effect of increasing the value of these marketable investments back up to $808,000.

                               NDS Software, Inc.
                   Notes to Consolidated Financial Statements
                                   (Continued)


5.  Property and Equipment
                                                            Year End June 30,
Property and equipment consist of the following:         1997              1996
                                                         ----              ----

        Computer equipment                          $      534,240    $     398,037
        Software                                           100,000                -
        Furniture and office equipment                      65,758           63,046
        Leasehold improvements                              13,542           13,542
        Equipment under capital lease                       68,758          68,9976
                                                    --------------   --------------
                                                           782,516          543,601

        Less:
        Accumulated depreciation and amortizatio          (314,991)        (195,989)
        Accumulated amortization under capital l           (33,814)         (20,019)
                                                    --------------   --------------
                                                    $      433,711    $     327,593
                                                    ==============   ==============

6. Accrued Liabilities
                                                             Year End June 30,
Accrued liabilities consist of the following:            1997                1996
                                                         ----                ----

        Accrued payroll and related expenses        $      271,877   $       125,889
        Accrued consulting                                      -            142,638
        Other accrued liabilities                          220,016            28,741
                                                    --------------   ---------------
                                                    $      491,893   $       297,268
                                                    --------------   ---------------


                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                   (Continued)

7.  Notes Payable

On May 30, 1996, the Company issued a $44,698 short-term note payable to a vendor in exchange for advertising services. The term of the note is one year and includes simple interest at 12% per annum which is payable in monthly installments beginning June 1, 1996. The entire principle amount of the note became due and payable May 30, 1997 and was paid off in full subsequent to June 30, 1997.

During December 1996, the Company issued $200,000 in promissory notes to an unrelated third party in return for cash. Interest at 12% and principal was due on or before January 15, 1997. As of June 30, 1997, principal and interest of $100,000 was repaid with a remaining principal balance of $105,918 plus accrued interest.

8.  Notes Payable to Related Parties
During 1996, the Company received advances for working capital from certain stockholders, officers, and directors totaling $120,000. The Company incurred interest at rates between 10% and 18% on these advances. At June 30, 1997, $120,000 remains outstanding to four stockholders.

During August and September of 1995, the Company issued $113,000 in promissory notes to a group of investors in return for cash. Interest at 11% is payable quarterly, commencing November 1, 1995. The notes and unpaid interest are due August 1, 1996. The terms of the agreement call for a total loan commitment of $250,000 as well as financial and business management advice for a two-year period in return for 4.9% of the total of each and every type of stock which was outstanding as of June 2, 1995 (estimated at a total of 156,800 shares). The group of investors were able to raise only 113,000 of the committed $250,000. Therefore, a pro-rata amount of 70,874 shares were issued, and any remaining business relationship was terminated. The Company recognized consulting fees in an amount equal to the fair market value of the stock issued, and accordingly, $141,748 of consulting fees were charged to the results of operations for the year ended June 30, 1996.

The Company has three notes payable to related parties totaling 37,103 at June 30, 1997, which were acquired in the acquisition of VLI. Interest accrues at annual rates of 16.65% to 18% and principle and interest is payable on demand.

At June 30, 1997, the weighted average interest rate on all short-term borrowings including related party borrowings was 12%. The Company incurred $94,865 and $26,806 in related party interest expense for the years ended June 30, 1996, and 1997, respectively.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

9.  Convertible Redeemable Promissory Notes with Warrants

During March of 1996, the Company commenced a $1.5 million, 60 unit private placement of unsecured convertible redeemable promissory notes (the "Notes") with attached redeemable common stock purchase warrants (the "Warrants") priced at $25,000 per unit. A unit includes a redeemable promissory note and a Warrant, as discussed below. At June 30, 1996, the Company had placed approximately 58.47 units in the amount of $1,461,748. In July 1996, the Company completed the placement and received an additional $38,252, resulting in the placement of all 60 units.

In August 1996, the Company commenced and completed a $500,000, 20 unit private placement of unsecured convertible redeemable promissory notes with attached redeemable common stock purchase warrants priced at $25,000 per unit. A unit includes a redeemable promissory note and a warrant. At June 30, 1997, the Company had placed 23.24 units and received $581,000.

The Notes mature June 1, 1999 and accrue interest at 12% per annum payable semi-annually beginning December 1, 1996. The Notes are convertible at the option of the note holder beginning September 15, 1996 at the rate of one share of the Company's common stock per $2 of indebtedness. The Notes are redeemable at the option of the Company at the same rate above at any time subsequent to November 1, 1996 provided that a registration statement covering the shares of common stock issuable upon the conversion of the Notes is effective with the Securities and Exchange Commission.

Each unit also consists of a Warrant to purchase 12,500 shares of the Company's common stock at an exercise price of $3 per share at any time prior to June 15, 1998. The Warrants are redeemable at the option of the Company at a price per common share of $0.01 provided that a registration statement covering the shares of common stock issuable upon the exercise of the Warrants is effective with the Securities and Exchange Commission and the market price of the Company's common stock is $6 per share for 10 consecutive trading days. At June 30, 1996, Warrants to purchase 730,874 shares of the Company's common stock have been issued to the note holders. In July 1996, the Company issued Warrants to purchase an additional 19,126 shares of the Company's common stock in completion of the placement.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

10.  Stockholders' Deficit

Common Stock

As of June 30, 1997 the Company has reserved a total of 6,358,800 shares of common stock pursuant to outstanding warrants, options, convertible preferred stock and convertible redeemable promissory notes.

In November 1994, the Company commenced a Regulation D - Rule 504 offering under the Securities Act of 1933 where it sold 180,000 shares of common stock at $2 per share producing net proceeds of $358,140, of which $6,000 was tendered in services to the Company as of June 30, 1995. The offering was completed in February 1996 when it sold 324,750 shares of common stock at $2 per share producing net proceeds of $628,475 of which $67,332 was tendered in services to the Company.

On October 19, 1995, the Company sold 250,000 shares of common stock in a Regulation S offering under the Securities Act of 1933. The purchaser tendered an international certificate of deposit in the amount of $500,000 that was to mature on April 14, 1996. The bank defaulted on the certificate of deposit and the Company made a demand of the purchaser for the full amount due or to return the common stock issued. At June 30, 1996, the certificate of deposit was still in default, and the Company converted the amount of the certificate of deposit into a receivable from the shareholder. Subsequent to year end, the Company recovered the common stock certificate from the stockholder and canceled the offering.

Redeemable Common Stock Warrants

In May 1996, and in consideration for assisting the Company in raising at least $2,500,000 in financing which included the convertible redeemable promissory notes (Note 9) and placement of the certificate of deposit (discussed above), the Company entered into a consulting agreement with a partnership to perform business advisory services in exchange for three (3) redeemable warrants to purchase 150,000 shares of common stock each, 50,000 shares of common stock and $50,000. The warrants each have a five year life from the date of issuance and are exercisable at $1.75, $3 and $4 per share. On February 12, 1997, this partnership exercised 150,000 of these warrants at $1.75 per share.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

10.  Stockholders' Deficit (continued)

Preferred Stock
Series A preferred stock has a par value of $.001 and is entitled to a cumulative dividend, when declared, of 15% per annum based upon a value of $2 per share. At the option of the board of directors, each share of stock can be redeemed at $2 per share or can be converted to common stock at a rate of one share of common for each share of preferred. Each share of series A preferred stock is entitled to the voting rights of five shares of common stock.

On June 30, 1995, the Company converted short and long-term notes payable to officers and stockholders of $535,613 and related interest of $100,866 (at a rate of 15%) into 662,500 shares of series A preferred stock.

Series B convertible preferred stock has a par value of $10 and is entitled to a cumulative dividend, when declared, of 9% per annum based upon a value of $10 per share. At the option of the board of directors, each share of stock can be redeemed at $10 per share or can be converted to common stock at a rate of five shares of common for each share of preferred. Conversion to common stock cannot occur until at least six months after issuance and if the listed price of the Company's common stock has been at least $3 for at least ten consecutive trading days with an aggregate volume of no less than 20,000 shares. Series B convertible preferred stock is not entitled to the voting rights of common stock.

As of June 30, 1997, no dividends have been declared on the Series A or Series B convertible preferred stock.

During fiscal year 1996 and as part of a financing arrangement with a private company (the "Investor"), the Company issued 40,500 shares of Series B convertible preferred stock to the investor for which it received $70,000 in cash, $60,000 of other consideration and a $275,000 note receivable which was not paid as of June 30, 1996. Additionally, the Company issued 2,500,000 shares of the Company's common stock on August 25, 1995 to the investor as collateral in exchange for fourteen weekly funding commitments of $135,000 each and a final funding of $110,000, totaling $2,000,000. No funding occurred in conjunction with the funding schedule and the investor defaulted on the agreement in fiscal year 1996. As a result of the default, the Company filed a complaint on May 21, 1996 against the investor whereby it demanded the return of the 2,500,000 shares of common stock and certain of the Series B preferred shares. Subsequent to year end, the investor returned the 2,500,000 shares of common stock to the Company. The suit was mediated to a settlement on August 21, 1996, which allows the Company to reclaim 27,500 shares of Series B preferred stock.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

10.  Stockholders' Deficit (continued)

Preferred Stock (continued)

The financial statements reflect 13,000 shares of Series B preferred stock outstanding at June 30, 1996 and no amounts have been recorded for the related note receivable due to the mediated settlement subsequent to year end which did not provide for its collection. See Note 14, "Lawsuits" for the final resolution of this issue.

11.  1996 Stock Option Plan
On October 9, 1996, the Company's Board of Directors ratified a stock option plan under which the Company may grant incentive and non-statutory stock options to employees, directors, and consultants. As part of the provisions of the Plan, the Company may grant, but is not obligated to grant, options that include reload features. The Company has reserved 2,500,000 shares of its common stock for issuance under the Plan. Options granted generally have terms from one to five years from the date of grant and generally vest immediately or ratably over their terms. The exercise price of incentive stock options granted under the Plan may not be less than 100% of the fair market value of the Company's common stock on the date of the grant. The exercise price of non-statutory stock options granted under the Plan may not be less than 75% of the fair market value of the Company's common stock on the date of the grant. For a person, who, at the time of the grant, owns stock representing 10% of the voting power of all classes of the Company's stock, the exercise price of the incentive stock options granted under the Plan may not be less than 110% of the fair market value of the common stock on the date of the grant.

The Company applies APB Opinion 25 in accounting for its fixed stock option plan. Accordingly, since the market value and the option price of the Company's stock were equal on the measurement date, no compensation cost has been recognized for the plan in 1997 or 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income (loss) and earnings per share would have been impacted as follows:

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

11.  1996 Stock Option Plan (continued)

                                                             1997                 1996
                                                             ----                 ----

                Net Income (Loss)
                -----------------
                As reported                                $(2,121,906)         $(2,311,959)
                                                           ============         ============

                Professional forma                         $(5,842,768)         $(4,913,379)
                                                           ============         ============

                Primary Earnings Per Share
                --------------------------
                As reported                            $          (.48)      $         (.65)
                                                       ================      ===============

                Professional forma                     $         (1.32)      $        (1.38)
                                                       ================      ===============

                Fully Diluted Earnings Per Share
                --------------------------------
                As reported                            $          (.48)      $         (.65)
                                                       ================      ===============

                Professional forma                     $         (1.32)      $        (1.38)
                                                       ================      ===============

For purposes of estimating the fair value of each option granted in accordance with FASB 123, the Black-Scholes Model was used. The following assumptions were made in estimating fair value:

                              Dividend yield                          0%

                              Risk-free interest rate              8.50%

                              Expected life                      3 years

                              Expected volatility                100.99%

Compensation expense that would have been charged to operations had the provisions of FASB 123 been applied were $3,720,862 in 1997 and $2,601,420 in 1996.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

11.   1996 Stock Option Plan (continued)

Following is a summary of the status of options outstanding during the years ended June 30, 1997 and 1996:

                                                      YEAR ENDED 6-30-97                YEAR ENDED 6-30-96
                                                      ------------------                ------------------

                                                # of Shares       Weighted       # of Shares        Weighted
                                                 -----------      Average        -----------        Average
                                                                  Exercise                          Exercise
                                                                  Price                             Price
                                                                  -----                             -----

   Outstanding at July 1                          2,040,800        $ 2.01                -0-        $       -


   Granted                                          980,000          5.06         2,090,800              2.01

   Canceled                                         (30,000)         6.38           (50,000)             2.00
   Exercised                                        (25,000)         2.00                 -                 -
                                                   --------          ----        ----------         ---------

   Outstanding at June 30                         2,965,800          2.97         2,040,800              2.01


   Options exerciseable at June 30                2,965,800          2.97         2,040,800              2.01


   Weighted average fair value of options                            3.92                                1.27
   granted during 1997 and 1996


                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

 12.  Income Taxes

Deferred taxes result from temporary differences in the recognition of certain revenue and expense items for income tax and financial reporting purposes. The significant components of the Company's deferred taxes as of June 30, 1997 and 1996 are as follows:


                         Deferred tax assets:

                                                                           1997                      1996
                                                                           ----                      ----
                           Net operating loss carryover
                                                                     $1,773,441                $1,300,283

                           Deferred revenue                             424,810                    64,972

                          Capitalized software costs                          -                    24,482

                           Employee salaries issued in stock             14,175                         -


                           Allowance for bad debts
                                                                          1,544                         -
                                                                    -----------              ------------
                                                                      2,213,970                 1,389,737

                         Deferred tax liabilities

                           Depreciation
                                                                        (6,816)                   (1,750)
                                                                   ------------             -------------
                                                                      2,207,154                1,387,987
                         Less: Valuation allowance
                                                                    (2,207,154)               (1,387,987)
                                                                   ------------            --------------
                         Net deferred taxes:
                                                                   $        -0-            $          -0-
                                                                   ============            ==============


The increase in the valuation allowance was $819,167 and $649,759 for the years ended June 30, 1997 and 1996, respectively.

The Company has available at June 30, 1997, $5,066,973 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2008 to 2012.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

 12.  Income Taxes (continued)

The principal reasons for the difference between the effective income tax rate and the federal statutory income tax rate are as follows:

                                                                         1997                         1996
                                                                         ----                         ----

            Federal benefit expected at statutory rate             $ (742,667)                  $ (809,186)

            Operating losses with no current benefit                  390,545                      881,455

            Taxable deferred revenue                                  359,838                      (79,163)

            Amortization of software costs                            (22,472)                     (24,884)

            Depreciation                                              (14,627)                      16,604

            Employee salaries issued in stock                          14,175                            -

            Allowance for bad debts                                     1,544                            -

            Non-deductible expenses                                    13,664                       15,174
                                                                   ----------                  -----------

                                                                   $       -0-                 $       -0-
                                                                   ==========                  ===========

13.  Commitments

Leases

The Company leases its facilities under two non-cancelable operating leases. One facility lease includes an escalation clause based on the consumer price index and is adjusted on an annual basis and has a term of five years. The other facility lease has a term of three years where the monthly rental payment increases $100 annually on top of a stated base rate. The Company also leases certain equipment under capital and operating lease agreements. The following is a schedule, by years, of the future minimum lease payments under both capital and operating leases, together with the present value of the net minimum lease payments as of June 30, 1997.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

13. Commitments

Leases (continued)


                                                                            Capital             Operating
                                                                            Leases               Leases
                                                                            -------             ---------
       Years ending June 30,

                1998                                                          $18,650            $121,913

                1999                                                                -             115,422

                2000                                                                -              24,392
                                                                        -------------        ------------

       Net minimum lease payments                                             $18,650            $261,727

       Amount representing interest                                            (1,851)
                                                                        -------------

       Present value of net minimum lease payments                             16,799

       Current portion of capital lease obligations                            16,799
                                                                        -------------

       Present value of capital lease obligations - non-current         $         -0-
       portion                                                          =============


Rental expense for all operating leases was $84,261 and $119,000 for the years ended June 30, 1996 and 1997, respectively. Amortization expense under capital leases was $13,795 and $13,795 for the years ended June 30, 1996 and 1997, respectively.

Employment Agreements

During May and June of 1996, the Company entered into employment agreements with three officers. The agreements are for a five-year period and call for an annual salary for each officer of $70,00 and an annual bonus of 4% of pre-tax earnings. Effective September 1, 1996, each officer's annual salary increased to $100,000. An additional increase called for in the agreements to $144,000 effective March 4, 1997 has been accrued as a liability in the financial statements.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

13.  Commitments (continued)

Past Due Obligations

The Company is currently in default under the terms of its notes payable to outside third parties wherein the required payments at the maturity dates of the notes payable in the amount of $150,616 have not been paid. The Company is currently working with its two lenders to extend the maturity dates.

In addition, the Company is currently delinquent in the payment of employer and employee payroll taxes and a number of accounts payable. The Company is attempting to payoff these outstanding obligations as soon as practicable given its cash flow requirements.

14.  Subsequent Events

Equity & Debt Transactions
In July, 1997, the Company issued 22,659 shares of stock to convertible debt holders for payment of interest due on the debt. The Company also issued 13,439 shares of stock in July to employees as consideration for a temporary wage reduction. A portion of the issuance relieved an accrued liability for wages at June 30, 1997. Also in July, the Company amended its articles of incorporation for capitalization, authorizing a total of 60 million shares, broken down into 50 million common shares at $.001 par value, 5 million Class A preferred stock at $.001 par value, 200,000 Class B preferred stock at $10.00 par value, and 4,800,000 undesignated preferred shares at $.001 par value.

In August, 1997, the Company borrowed $68,000 from related parties with interest at 12% per annum. Two notes, totaling $18,000 are demand notes, and the remaining note for $50,000 matures in August, 1998. All notes are unsecured. Also in August, the Company sold a total of 100,000 shares of common stock priced at $3.00 per share to three investors and received gross proceeds of $300,000. These investors were given stock warrants to purchase 100,000 shares of NDS common stock at $3.00 per share. A portion of these warrants were for consideration in this funding transaction, and a portion were for consulting services. The Company also issued 15,937 shares of common stock in August as payment for vendor accounts payable.

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

14.   Subsequent Events (continued)

Equity & Debt Transactions (continued)

In September 1997, the Company raised $250,000 of debt due in five years, with interest at 14%, collateral includes 202,000 shares of Finet Holdings common stock, and a warrant to purchase 15,000 shares of Company common stock at $3.50 per share. Also in September, employees exercised options on shares for total gross proceeds of $94,500 to the Company. Per share amounts ranged from $2.00 to $3.62 per share. The Company also received $60,000 from three stock option holders for the exercise of their stock options at $2.00 per share.

In September, 1997, the Company accepted 700,000 shares of restricted common stock from a related party for payment on an outstanding account receivable.

In October 1997, an option holder exercised his option to purchase 70,000 shares of common stock at $3.00 per share, with the Company receiving $210,000 of gross proceeds.

During the months of July through October, the Company issued options to purchase 625,000 shares of its common stock at prices ranging from $3.00 to $5.62. Directors, stockholders and employees received options to purchase 355,000 shares, and investment bankers received options to purchase 270,000 shares.

Between July 1, 1997, and November 11, 1997, the Company converted, at the request of it debt holders, $1,613,252 of convertible debt into equity at the rate of one share of common stock for every $2.00 of indebtedness.

Lawsuits

On September 30 1997, the Company settled a lawsuit it had brought against two individuals who had committed to a $2,000,000 private placement to the Company, but then defaulted on their agreement after an initial funding of $70,000. The settlement provided for return of 40,500 shares of the Company's Series B Preferred Stock. In return, the Company issued 35,000 shares of common stock as compensation for the $70,000 cash that the individuals paid to the Company. (See
Note 9).

                               NDS Software, Inc.
                   Notes To Consolidated Financial Statements
                             June 30, 1997 and 1996
                                  (Continued)

14.   Subsequent Events (continued)

Lawsuits (continued)

In October 1997, the Company settled a lawsuit against it from the software developer who developed the HomeSeekers product. The Company is to make up any difference between the $108,513 owed and the amount that the software developer obtains from selling 16,695 shares of the Company's common stock. This will most likely be about $40,000, which has been included in accounts payable at June 30, 1997.

Acquisitions and New Business Agreements
On August 22, 1997, the Company formed a Limited Liability Company (LLC) to conduct international expansion of its current line of business.

Also during August, 1997, the Company formed a LLC to develop the real estate foreclosure market on the internet.

As of November 11, 1997, the Company was in the final stages of acquiring a small publishing company for 20,000 shares of common stock.


                                    PART III

ITEM 1.           INDEX TO EXHIBITS

Exhibits          Description of Document
--------          -----------------------

3.1(a)            Articles of Incorporation of Aurora Energy, Inc. dated January 13, 1983(1).
3.1(b)            Amendment to Articles of Incorporation of Aurora Energy, Inc. dated March 23,
                  1983 to change name to Aurora Tech, Inc.(1)
3.1(c)            Amendment to Articles of Incorporation of Aurora Tech, Inc. dated June 25, 1984 re: governance(1)
3.1(d)            Amendment to Articles of Incorporation of Aurora Tech, Inc. dated May 12, 1988 changing the name to XRF Corporation(1)
3.1(e)            Articles of Incorporation of NDS Software, Inc. dated September 29, 1994(1)
3.1(f)            Amendment to the Articles of Incorporation of NDS Software, Inc. dated November 15, 1995(1)
3.1(g)            Articles of Incorporation of Nevada Data Systems, Inc. dated October 28, 1987(1)
3.1(h)            Amendment to Articles of Incorporation of Nevada Data Systems, Inc. dated February 27, 1989 changing name to NDS Software(1)
3.1(i)            Amendment to Articles of Incorporation of NDS Software dated May 3, 1990 changing authorized stock(1)
3.1(j)            Amendment to Articles of Incorporation of NDS Software dated December 31, 1990 changing authorized stock(1)
3.1(k)            Amendment to Articles of Incorporation of NDS Software dated September 15, 1993 changing authorized stock(1)
3.1(l)            Amendment to Articles of Incorporation of NDS Software dated June 20, 1994 changing authorized stock(1)
3.1(m)            Amendment to Articles of Incorporation of XRF Corporation dated July 26, 1994 changing name(1)
3.1(n)            Amendment to Articles of Incorporation of NDS Software dated July 15, 1997 changing authorized stock.(1)
3.1(o)            Amendment to Articles of Incorporation of NDS Software dated July 1, 1998 changing name.(1)
3.2               Bylaws of NDS Software(1)
4.1               Certificate of Designation for Class A, Series A Preferred Stock.(1)
4.2               Amendment to Certificate of Designation for Class A Series A Preferred Stock.(1)
4.3               Certificate of Designation for Class B Convertible Preferred Stock.(1)
4.4               Certificate of Designation for Class C Convertible Cumulative Preferred Stock.(1)
6.1               Stock Option Plan dated October 9, 1996(1).
6.2               Articles, Plan and Agreement of Merger between XRF Corporation and NDS Software dated June 13, 1994(1)
6.3               Agreement and Plan of Reorganization between NDS Software and Visual Listings, Inc. dated May 8, 1996(1)
6.4               Agreement and Plan of Reorganization between the Company and Focus
                  Publications, Inc. dated August 11, 1997 including Articles of Exchange filed December 31, 1997(1)
6.5               Articles, Plan and Agreement of Merger between NDS Software, Inc., a Utah Corporation and NDS Software, Inc., a
                  Nevada Corporation, dated September 26, 1994(1)
6.6               Employment Agreement between the Company and John Giaimo dated May 8, 1996(1)
6.7               Employment Agreement between the Company and Greg Johnson dated June 13, 1996(1)
6.8               Employment Agreement between the Company and Doug Swanson dated June 13, 1996(1)
6.9               Amendment to Stock Option Plan dated October 9, 1996(1)
6.10              Form of MLS Agreement (1)
6.11              LLC Operating Agreement with Finet Holdings Corporation(1)
6.12              Licensing and Marketing Agreement re:IPONG International, Inc.(1)
6.13              Harte-Hanks Shoppers, Inc. Marketing Alliance (1)
16                Accountant's Letter(1)
27                Financial Data Schedule(2)


-------------

(1)      Previously filed.
(2)      Filed herewith.

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this Amendment to its Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         HOMESEEKERS.COM, INCORPORATED



Date:  October 6, 1998                   By: /s/ Greg Johnson
                                         -------------------------------------
                                         Greg Johnson, Chief Executive Officer